Exhibit 13.1

The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Other data we believe is important in understanding trends in our business is also included in the tables.

Selected Financial Data

	As of or for the Year Ended December 31,				
	2007	**2006**	**2005(1)**	**2004(1)**	**2003(1)**
	(in thousands, except per share data)				
OPERATING DATA:					
Total consolidated revenue	**$ 3,650,799**	$ 3,332,154	$ 3,166,853	$ 2,585,079	$ 2,242,399
Income from continuing operations	**519,304**	563,443	353,407	350,830	334,198
Net income available to common stockholders	**$ 436,164**	$ 486,145	$ 401,895	$ 300,647	$ 313,577
BASIC EARNINGS PER SHARE:					
Income from continuing operations	**$ 2.09**	$ 2.20	$ 1.27	$ 1.49	$ 1.47
Discontinued operations	**(0.13)**	—	0.55	(0.04)	0.18
Net income	**$ 1.96**	$ 2.20	$ 1.82	$ 1.45	$ 1.65
Weighted average shares outstanding	**222,998**	221,024	220,259	207,990	189,475
DILUTED EARNINGS PER SHARE:					
Income from continuing operations	**$ 2.08**	$ 2.19	$ 1.27	$ 1.48	$ 1.47
Discontinued operations	**(0.13)**	—	0.55	(0.04)	0.18
Net income	**$ 1.95**	$ 2.19	$ 1.82	$ 1.44	$ 1.65
Diluted weighted average shares outstanding	**223,777**	221,927	221,130	208,857	190,299
Dividends per share (2)	**$ 3.36**	$ 3.04	$ 2.80	$ 2.60	$ 2.40
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 501,982**	$ 929,360	$ 337,048	$ 520,084	$ 535,623
Total assets	**23,605,662**	22,084,455	21,131,039	22,070,019	15,684,721
Mortgages and other indebtedness	**17,218,674**	15,394,489	14,106,117	14,586,393	10,266,388
Stockholders' equity	**$ 3,563,383**	$ 3,979,642	$ 4,307,296	$ 4,642,606	$ 3,338,627
OTHER DATA:					
Cash flow provided by (used in):					
Operating activities	**$ 1,458,648**	$ 1,273,367	$ 1,170,371	$ 1,080,532	$ 950,869
Investing activities	**(2,036,921)**	(601,851)	(52,434)	(2,745,697)	(761,663)
Financing activities	**$ 150,895**	$ (79,204)	$(1,300,973)	$ 1,649,626	$ (50,712)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (3)	**1.44x**	1.56x	1.40x	1.51x	1.50x
Funds from Operations (FFO) (4)	**$ 1,691,887**	$ 1,537,223	$ 1,411,368	$ 1,181,924	$ 1,041,105
FFO allocable to Simon Property	**$ 1,342,496**	$ 1,215,319	$ 1,110,933	$ 920,196	$ 787,467

Notes

(1) On October 14, 2004 we acquired the former Chelsea Property Group, Inc. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

(2) Represents dividends declared per period.

(3) The ratios for 2004 and 2003 have been restated for the reclassification of discontinued operations described in Note 3.

(4) FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

You should read the following discussion in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders.

Overview

Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property Group, Inc. and its subsidiaries.

We own, develop, and manage retail real estate properties, primarily regional malls, Premium Outlet® centers, The Mills®, and community/lifestyle centers. As of December 31, 2007, we owned or held an interest in 320 income-producing properties in the United States, which consisted of 168 regional malls, 67 community/lifestyle centers, 38 Premium Outlet centers, 37 properties acquired in the Mills acquisition, and 10 other shopping centers or outlet centers in 41 states plus Puerto Rico. Of the 37 Mills properties acquired, 17 of these are The Mills, 16 are regional malls, and four are community centers. We also own interests in four parcels of land held in the United States for future development. In the United States, we have four new properties currently under development aggregating approximately 2.75 million square feet which will open during 2008. Internationally, we have ownership interests in 51 European shopping centers (France, Italy, and Poland); six Premium Outlet centers in Japan, one Premium Outlet center in Mexico, and one Premium Outlet center in South Korea. Also, through a joint venture arrangement, we have a 32.5% interest in five shopping centers under construction in China.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,

- Overage and percentage rents based on tenants' sales volume, and

- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- Focusing on leasing to increase revenues and utilization of economies of scale to reduce operating expenses,

- Expanding and re-tenanting existing franchise locations at competitive market rates,

- Adding mixed-use elements to properties through our asset intensification initiatives, including the addition of multifamily housing, condominiums, hotels and self-storage facilities,

- Acquiring high quality real estate assets or portfolios of assets, and

- Selling non-core assets.

We also grow by generating supplemental revenues from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (including handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

- Offering property operating services to our tenants and others, including: waste handling and facility services, as well as major capital expenditures such as roofing, parking lots and energy systems,

- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and,

- Generating interest income on cash deposits and loans made to related entities.

We focus on high quality real estate across the retail real estate spectrum. We expand or renovate to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

We routinely review and evaluate acquisition opportunities based on their ability to complement our portfolio. Lastly, we are selectively expanding our international presence. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our growth, we employ a three-fold capital strategy:

- Provide the capital necessary to fund growth,

- Maintain sufficient flexibility to access capital in many forms, both public and private, and

- Manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

Results Overview

Diluted earnings per common share decreased $0.24 during 2007, or 11.0%, to $1.95 from $2.19 for 2006. The 2007 results include $19.0 million of lease settlements related to two department store closures, our share of the gain on sale of assets in Poland of $90.6 million, and $39.1 million of interest income attributable to loans made to The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership (collectively "Mills") and SPG-FCM Ventures, LLC ("SPG-FCM"), net of inter-entity eliminations, and increases in portfolio operations. Also included in 2007 were $28.0 million in losses on sale of discontinued operations (net of limited partners' interest) and a $35.6 million charge, net-of-tax benefit, related to the impairment of our investment in an Arizona land joint venture investment. Included in the 2006 results is a $34.4 million gain from the sale of partnership interests in Simon Ivanhoe, S.à.r.l., or Simon Ivanhoe, one of our European joint ventures, to a new partner, an $86.5 million gain related to our receipt of capital transaction proceeds, and recognition of $15.6 million in income during 2006 from a property in which we had a beneficial interest, representing the right to receive cash flow, capital distributions, and related profits and losses, and increases in portfolio operations.

Core business fundamentals remained strong during 2007. Regional mall comparable sales per square foot ("psf") increased in 2007, by 3.2% to $491 psf from $476 psf in 2006, reflecting stable retail sales activity. Our regional mall average base rents increased 4.8% to $37.09 psf from $35.38 psf. In addition, our regional mall leasing spreads were $5.64 psf as of December 31, 2007, compared to $6.48 psf as of December 31, 2006, principally as a result of leasing larger "big box" spaces in 2007, which are generally at a lower rent per square foot as compared to traditional in-line retail stores. The operating fundamentals of the Premium Outlet centers, The Mills centers, and community/lifestyle centers also contributed to the improved 2007 operating results, as seen in the section entitled "United States Portfolio Data". Finally, regional mall occupancy was 93.5% as of December 31, 2007, as compared to 93.2% as of December 31, 2006.

During 2007, SPG-FCM, an entity in which a subsidiary of the Operating Partnership holds a 50% interest, completed the Mills acquisition, which adds an additional 37 properties and over 42 million square feet of gross leasable area to our portfolio. The properties are generally located in major metropolitan areas and consist of a combination of traditional anchor tenants, local and national retailers, and a number of larger "big box" tenants. The acquisition required an equity investment of $650.0 million by us, as well as our providing loans to SPG-FCM and Mills in various amounts throughout 2007 to effect the initial successful tender offer, and to acquire all remaining common and preferred equity, and to pay various costs of the transaction. We also serve as manager of the properties acquired in this transaction, which is more fully discussed in the "Liquidity and Capital Resources" section.

We continue to identify additional opportunities in various international markets. We continue to focus on our joint venture interests in Europe, Japan, and other market areas abroad. In 2005, we realigned the interests in Simon Ivanhoe with the result that our ownership and that of our new partner, Ivanhoe Cambridge, Inc., were increased to 50% each in the first quarter of 2006. In 2007, we increased our presence in Europe and Asia with the opening of Cinisello in Italy, a 376,000 square-foot center, Porta di Roma in Italy, a 1,300,000 square-foot center, Nola-Vulcano Buono in Italy, a 876,000 square-foot center, Yeoju Premium Outlets in South Korea, a 250,000 square-foot center, and Kobe-Sanda Premium Outlets in Japan, a 194,000 square foot center. We also opened expansions to a Premium Outlet center in Toki, Japan and a shopping center in Wasquehal, France. We expect international development and redevelopment/expansion activity for 2008 to include:

- Continuing construction by GCI, of three shopping centers: one in Naples, and two in Sicily with a total gross leasable area, or GLA, of nearly 1.2 million square feet;

- Completing and opening of Sendai Izumi Premium Outlets Phase 1, a 172,000 square foot Premium Outlet center located in Japan. We hold a 40% ownership interest in this property; and

- Completing and opening one and continuing construction on four additional Wal-Mart anchored shopping centers, all located in China. We hold a 32.5% ownership interest in these centers.

Despite a 15 basis point increase in the average LIBOR rate for the year as compared to the prior year (5.25% for 2007 versus 5.10% for 2006), our effective overall borrowing rate for the year ended December 31, 2007 decreased thirty basis points as compared to the year ended December 31, 2006. Our consolidated financing activities for the year ended December 31, 2007 included:

- We repaid $1.1 billion in unsecured notes that bore interest ranging from 6.38% to 7.25%.

- We repaid four mortgages totaling $191.3 million that bore interest at fixed rates ranging from 7.65% to 9.38%.

- We increased our borrowings on our $3.5 billion unsecured credit facility to approximately $2.4 billion during the twelve months ended December 31, 2007. At December 31, 2006, there were no outstanding amounts on the U.S.-denominated portion of our credit facility, and the multicurrency portion of our credit facility had a balance of $305.1 million. The increase was as a result of our $650 million equity funding commitment to SPG-FCM in relation to the Mills acquisition, funding of a loan to SPG-FCM totaling $548 million, the funding of our share of development costs for consolidated and joint venture property development and redevelopment and expansion opportunities, our other consolidated acquisition activity, and the retirement of unsecured notes.

- As a result of the Mills acquisition, we now have a majority ownership interest in Gwinnett Place and Town Center at Cobb, and we now consolidate those two properties. Included in this consolidation were two mortgages secured by Gwinnett Place of $35.6 million and $79.2 million at fixed rates of 7.54% and 7.25%, respectively, and two mortgages secured by Town Center at Cobb of $45.4 million and $60.3 million at fixed rates of 7.54% and 7.25%, respectively. On May 23, 2007, we refinanced Gwinnett Place and Town Center at Cobb with $115.0 million and $280.0 million mortgages at fixed rates of 5.68% and 5.74% respectively.

- We placed a $200.0 million fixed-rate mortgage on Independence Center, a regional mall property, on July 10, 2007 which matures on July 10, 2017 and bears a rate of 5.94%.

- As a result of the acquisition of Las Americas Premium Outlets on August 23, 2007, we assumed its $180.0 million fixed-rate mortgage that matures June 11, 2016 and bears a rate of 5.84%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

United States Portfolio Data

The portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our four domestic platforms. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. We do not include any properties located outside of the United States. The following table sets forth these key operating statistics for:

- properties that are consolidated in our consolidated financial statements,
- properties we account for under the equity method of accounting as joint ventures, and
- the foregoing two categories of properties on a total portfolio basis.

	2007	%/basis points Change(1)	2006	%/basis points Change(1)	2005	%/basis point Change(1)
Regional Malls:						
Occupancy						
Consolidated	93.9%	+90 bps	93.0%	−30 bps	93.3%	+60 bps
Unconsolidated	92.7%	−80 bps	93.5%	+80 bps	92.7%	+10 bps
Total Portfolio	93.5%	+30 bps	93.2%	+10 bps	93.1%	+40 bps
Average Base Rent per Square Foot						
Consolidated	$36.24	4.2%	$34.79	2.2%	$34.05	3.8%
Unconsolidated	$38.73	6.2%	$36.47	3.3%	$35.30	1.5%
Total Portfolio	$37.09	4.8%	$35.38	2.6%	$34.49	3.0%
Comparable Sales per Square Foot						
Consolidated	$ 472	2.2%	$ 462	6.2%	$ 435	5.8%
Unconsolidated	$ 530	4.9%	$ 505	5.6%	$ 478	3.9%
Total Portfolio	$ 491	3.2%	$ 476	5.8%	$ 450	5.4%
Premium Outlet Centers:						
Occupancy	99.7%	+30 bps	99.4%	−20 bps	99.6%	+30 bps
Average Base Rent per Square Foot	$25.67	5.9%	$24.23	4.6%	$23.16	6.0%
Comparable Sales per Square Foot	$ 504	7.0%	$ 471	6.1%	$ 444	7.8%
The Mills®:						
Occupancy	94.1%	—	—	—	—	—
Average Base Rent per Square Foot	$19.06	—	—	—	—	—
Comparable Sales per Square Foot	$ 372	—	—	—	—	—
Mills Regional Malls:						
Occupancy	89.5%	—	—	—	—	—
Average Base Rent per Square Foot	$35.63	—	—	—	—	—
Comparable Sales per Square Foot	$ 444	—	—	—	—	—
Community/Lifestyle Centers:						
Occupancy						
Consolidated	92.9%	+140 bps	91.5%	+200 bps	89.5%	−100 bps
Unconsolidated	96.6%	+10 bps	96.5%	+40 bps	96.1%	−140 bps
Total Portfolio	94.1%	+90 bps	93.2%	+160 bps	91.6%	−30 bps
Average Base Rent per Square Foot						
Consolidated	$12.73	7.0%	$11.90	1.7%	$11.70	5.2%
Unconsolidated	$11.85	1.5%	$11.68	8.0%	$10.81	3.1%
Total Portfolio	$12.43	5.2%	$11.82	3.6%	$11.41	4.6%

(1) Percentages may not recalculate due to rounding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

Occupancy Levels and Average Base Rent Per Square Foot. Occupancy and average base rent are based on mall and freestanding Gross Leasable Area, or GLA, owned by us in the regional malls, all tenants at The Mills and the Premium Outlet centers, and all tenants at community/lifestyle centers. Our portfolio has maintained stable occupancy and increased average base rents despite the current economic climate.

Comparable Sales Per Square Foot. Comparable sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls, and all reporting tenants at The Mills and the Premium Outlet centers and community/lifestyle centers. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

The following key operating statistics are provided for our international properties which we account for using the equity method of accounting.

	2007	2006	2005
European Shopping Centers			
Occupancy	**98.7%**	97.1%	98.1%
Comparable sales per square foot	**€421**	€391	€380
Average rent per square foot	**€29.58**	€26.29	€25.72
International Premium Outlet Centers (1)			
Occupancy	**100%**	100%	100%
Comparable sales per square foot	**¥93,169**	¥89,238	¥84,791
Average rent per square foot	**¥4,626**	¥4,646	¥4,512

(1) Does not include our center in Mexico (Premium Outlets Punta Norte), which opened December 2004, or our center in South Korea (Yeoju Premium Outlets), which opened in June 2007.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of all of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

- We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceeds its sales threshold.

- We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.

- To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and available relief provisions do not apply, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.

- We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

- A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

Results of Operations

In addition to the activity discussed above in "Results Overview", the following acquisitions, property openings, and other activity affected our consolidated results from continuing operations in the comparative periods:

- On November 15, 2007, we opened Palms Crossing, a 396,000 square foot community center, located adjacent to the new McAllen Convention Center in McAllen, Texas.

- On November 8, 2007, we opened Philadelphia Premium Outlets, a 425,000 square foot outlet center located 35 miles northwest of Philadelphia in Limerick, Pennsylvania.

- On November 1, 2007, we acquired an additional 6.5% interest in Montgomery Mall.

- On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California, for $283.5 million, including the assumption of its $180.0 million mortgage.

- On July 13, 2007, we acquired an additional 1% interest in Bangor Mall.

- On March 29, 2007, we acquired an additional 25% interest in two regional malls (Town Center at Cobb and Gwinnett Place) in the Mills acquisition and now consolidate those properties.

- On March 28, 2007, we acquired a 100% interest in The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine for a purchase price of $45.2 million. The center is 99% occupied.

- On March 9, 2007, we opened The Domain, in Austin, Texas, which combines 700,000 square feet of luxury fashion and restaurant space, 75,000 square feet of Class A office space and 390 apartments. The Domain is anchored by Macy's and central Texas' first Neiman Marcus.

- On March 1, 2007, we acquired the remaining 40% interest in University Park Mall and University Center. We had previously consolidated these properties, but now have no provision for minority interest in our consolidated income from continuing operations since March 1, 2007.

- On December 1, 2006, we opened Shops at Arbor Walk, a 230,841 square foot community center located in Austin, Texas.

- On November 2, 2006, we opened Rio Grande Valley Premium Outlets, a 404,000 square foot upscale outlet center in Mercedes, Texas, 20 miles east of McAllen, Texas, and 10 miles from the Mexico border.

- On November 2, 2006, we received capital transaction proceeds of $102.2 million related to the beneficial interests in a mall that the Simon family contributed to us in 2006. This transaction terminated our beneficial interests and resulted in the recognition of a $86.5 million gain.

- On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia from our partner for $252.6 million which includes the assumption of our $96.0 million share of debt.

- On August 4, 2006, we opened Round Rock Premium Outlets, a 432,000 square foot Premium Outlet center located 20 minutes North of Austin, Texas in Round Rock, Texas.

- In November 2005, we opened Rockaway Plaza, a 450,000 square foot community center located in Rockaway, New Jersey, adjacent to our Rockaway Townsquare.

- On October 7, 2005, we opened Firewheel Town Center, a 785,000 square foot open-air regional mall located 15 miles northeast of downtown Dallas in Garland, Texas.

- On July 15, 2005, we opened Wolf Ranch, a 600,000 square foot open-air community center located in Georgetown, Texas.

- On May 6, 2005, we opened the 400,000 square foot Seattle Premium Outlets.

- On March 15, 2005, we and our joint venture partner completed the construction of, obtained permanent financing for, and opened St. Johns Town Center (St. Johns), a 1.5 million square foot open-air retail project in Jacksonville, Florida. Prior to the project's completion, we consolidated St. Johns as we were responsible for 85% of the development costs and were deemed to be the property's primary beneficiary. At opening and permanent financing, the ownership percentages were each adjusted to 50%, and we began to account for St. Johns using the equity method of accounting.

In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and property openings affected our income from unconsolidated entities in the comparative periods:

- On October 17, 2007, we acquired an 18.75% interest in Denver West Village in Lakewood, Colorado through our ownership in SPG-FCM.

- On July 5, 2007, Simon Ivanhoe sold its interest in five assets located in Poland, for which we recorded our share of the gain of $90.6 million.

- On November 10, 2006 we opened Coconut Point, in Bonita Springs, Florida, a 1.2 million square foot, open-air shopping center complex with village, lakefront and community center areas.

- On October 26, 2006, we opened the 200,000 square foot expansion of a shopping center in Wasquehal, France.

- On October 14, 2006 we opened a 53,000 square foot expansion of Toki Premium Outlets.

- On September 28, 2006, Simon Ivanhoe opened Gliwice Shopping Center, a 380,000 square foot shopping center in Gliwice, Poland.

- On May 31, 2006, GCI opened Giugliano, an 800,000 square foot center anchored by a hypermarket, in Italy.

- On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania for approximately $39.3 million, including the issuance of our share of debt of $29.1 million.

- On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California for approximately $37.1 million, which includes the assumption of our share of debt of $10.5 million.

- In March 2005, we opened Toki Premium Outlets in Japan.

- On January 11, 2005, Metrocenter, a regional mall located in Phoenix, Arizona, was sold. We held a 50% interest in Metrocenter.

For the purposes of the following comparisons between the years ended December 31, 2007 and 2006 and the years ended December 31, 2006 and 2005, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both the current and prior year.

During 2007, we disposed of five consolidated properties that had an aggregate book value of $91.6 million for aggregate sales proceeds of $56.4 million, resulting in a net loss on sale of $35.2 million, or $28.0 million net of limited partners' interest. The loss on sale of these assets has been reported as discontinued operations in the consolidated statements of operations. The operating results of these properties disposed of during 2007 was not significant to our consolidated results of operations. The following is a list of consolidated property dispositions on the indicated date for which we have reported the operations or results of sale with discontinued operations:

Property	Date of Disposition
Lafayette Square	December 27, 2007
University Mall	September 28, 2007
Boardman Plaza	September 28, 2007
Griffith Park Plaza	September 20, 2007
Alton Square	August 2, 2007
Biltmore Square	December 28, 2005
Eastland Mall (Tulsa, OK)	December 16, 2005
Southgate Mall	November 28, 2005
Cheltenham Square	November 17, 2005
Grove at Lakeland Square	July 1, 2005
Riverway (office)	June 1, 2005
O'Hare International Center (office)	June 1, 2005

We sold the following properties in 2006. Due to the limited significance of these properties' operations and result of disposition on our consolidated financial statements, we did not report these properties as discontinued operations.

Property	Date of Disposition
Northland Plaza	December 22, 2006
Trolley Square	August 3, 2006
Wabash Village	July 27, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

Year Ended December 31, 2007 vs. Year Ended December 31, 2006

Minimum rents increased $133.9 million during the period, of which the property transactions accounted for $87.0 million of the increase. Total amortization of the fair market value of in-place leases served to decrease minimum rents by $8.8 million due to certain in-place lease adjustments becoming fully amortized. Comparable rents increased $46.8 million, or 2.3%. This was primarily due to the leasing of space at higher rents that resulted in an increase in minimum rents of $54.6 million offset by a $9.2 million decrease in comparable property straight-line rents and fair market value of in-place lease amortization. In addition, rents from carts, kiosks, and other temporary tenants increased comparable rents by $1.4 million.

Overage rents increased $14.2 million or 14.9%, reflecting increases in tenant sales.

Tenant reimbursements increased $76.6 million, of which the property transactions accounted for $40.2 million. The remainder of the increase of $36.4 million, or 3.8%, was in comparable properties and was due to inflationary increases in property operating costs and our ongoing initiative of converting our leases to a fixed reimbursement with an annual escalation provision for common area maintenance costs.

Management fees and other income increased $31.5 million principally as a result of additional management fees derived from the additional properties being managed from the Mills acquisition and additional leasing and development fees as a result of incremental property activity.

Total other income increased $62.5 million, and was principally the result of the following:

- a $46.4 million increase in interest income of which $39.1 million is as a result of Mills-related loans, combined with increased interest rates on the investment of excess cash balances,
- an $18.4 million increase in lease settlement income as a result of settlements received from two department stores in 2007,
- a $17.4 million increase in loan financing fees, net of intercompany eliminations, related to Mills-related loan refinancing activity, offset by
- a $19.7 million decrease in gains on land sale activity.

Property operating expenses increased $13.3 million, or 3.0%, primarily as a result of the property transactions and inflationary increases.

Depreciation and amortization expense increased $49.4 million and is primarily a result of the property transactions.

Real estate taxes increased $13.1 million from the prior period, $10.4 million of which is related to the property transactions, and $2.7 million from our comparable properties due to the effect of increases resulting from reassessments, higher tax rates, and the effect of expansion and renovation activities.

Repairs and maintenance increased $14.2 million due to increased snow removal costs in 2007 over that of 2006, normal inflationary increases, and the effect of the property transactions.

Advertising and promotion increased $5.9 million primarily due to the effect of the property transactions.

Home and Regional office expense increased $7.3 million primarily due to increased personnel costs, primarily the result of the Mills acquisition, and the effect of incentive compensation plans.

General and administrative expenses increased $2.9 million due to increased executive salaries, principally as a result of additional share-based payment amortization from the vesting of recent years restricted stock grants.

Interest expense increased $124.0 million due principally to the following:

- increased borrowings to fund our development and redevelopment activities;
- additional borrowings to fund the Mills-related loans; and
- the full year effect of May, August, and December 2006 bond offerings.

Also impacting interest expense was the consolidation of Town Center at Cobb, Gwinnett Place, and Mall of Georgia as a result of our acquisition of additional ownership interests, and the assumption of debt related to the acquisition of Las Americas Premium Outlets.

Income tax expense of taxable REIT subsidiaries decreased $22.7 million due primarily to a $19.5 million tax benefit recognized related to the impairment charge related to our write-off of our entire investment in Surprise Grand Vista JV I, LLC, which is developing land located in Phoenix, Arizona, along with a reduction in the taxable income for the management company as a result of structural changes made to our wholly-owned captive insurance entities.

Income from unconsolidated entities decreased $72.7 million, due in part to the impact of the Mills transaction (net of eliminations). On a net income basis, our share of income from SPG-FCM approximates a net loss of $58.7 million for the year due to additional depreciation and amortization expenses on asset basis step-ups in purchase accounting approximating $102.2 million for the second through fourth quarters of 2007. Also contributing to the decrease is the prior year recognition of $15.6 million in income related to a beneficial interest that we held in 2006 in a regional mall entity. This beneficial interest was terminated in November 2006.

In 2007, we recognized an impairment of $55.1 million related to our Surprise Grand Vista venture in Phoenix, Arizona. As described above, the charge to earnings resulted in a $19.5 million tax benefit, resulting in a net charge to earnings, before consideration of the limited partners' interest, of $35.6 million.

We recorded a $92.0 million net gain on the sales of assets and interests in unconsolidated entities in 2007 primarily as a result of the sale of five assets in Poland by Simon Ivanhoe. In 2006, we recorded a gain related to the sale of a beneficial interest of $86.5 million, a $34.4 million gain on the sale of a 10.5% interest in Simon Ivanhoe, and the net gain on the sale of four non-core properties, including one joint venture property, of $12.2 million.

Preferred distributions of the Operating Partnership decreased $5.4 million due to the effect of the conversion of preferred units to common units or shares.

In 2007, the loss on sale of discontinued operations of $28.0 million, net of the limited partners' interest, represents the net loss upon disposition of five non-core properties consisting of three regional malls and two community/lifestyle centers.

Preferred dividends decreased $22.6 million as a result of the redemption of the Series G preferred stock in the fourth quarter of 2007 and the Series F preferred stock in the fourth quarter of 2006.

Year Ended December 31, 2006 vs. Year Ended December 31, 2005

Minimum rents increased $83.2 million during the period, of which the property transactions accounted for $21.2 million of the increase. Total amortization of the fair market value of in-place leases increased minimum rents by $5.3 million. Comparable rents increased $61.4 million, or 3.2%. This was primarily due to leasing space at higher rents, resulting in an increase in base rents of $51.9 million. In addition, rents from carts, kiosks, and other temporary tenants increased comparable rents by $5.1 million in 2006.

Overage rents increased $10.2 million or 12.0%, reflecting the increases in tenants' rents, particularly in the Premium Outlet centers.

Tenant reimbursements increased $49.7 million. The property transactions accounted for $11.8 million. The remainder of the increase of $37.9 million, or 4.2%, was in comparable properties and was due to inflationary increases in property operating costs.

Management fees and other revenues increased $4.5 million primarily due to increased leasing and development fees generated through our support activities provided to new joint venture properties.

Total other income increased $17.7 million. The aggregate increase in other income included the following significant activity:

- $11.9 million increase in our land sales activity on consolidated properties;

- $6.4 million increase in interest income as a result of increasing investments rates;
- $3.7 million increase related to a gain on sale of a holding in a technology venture by Chelsea;
- $4.7 million decrease in gift card revenues; and
- a $0.4 million increase in other net activity of the comparable properties.

Property operating expenses increased $19.6 million, $18.4 million of which was on comparable properties (representing an increase of 4.4%) and was principally as a result of inflationary increases.

Home office and regional costs increased $12.0 million due to increased personnel costs, which is primarily due to the effect of the increase in our stock price on our stock-based compensation program.

Other expenses increased $6.6 million primarily due to increases in ground rent expenses of $3.9 million and increased professional fees.

Interest expense increased $22.8 million due to the impact of increased debt, primarily as a result of the issuances of unsecured notes in May, August, and December of 2006, and the annualized effect of our unsecured notes issued in June and November of 2005.

Income from unconsolidated entities increased $29.0 million primarily due to favorable results of operations at the joint venture properties, plus the increase in our ownership of Simon Ivanhoe and $15.6 million in income related to a beneficial interest we held during 2006 in a regional mall entity.

We recorded a $132.8 million net gain on the sales of assets and interests in unconsolidated entities in 2006 that included a gain related to the sale of a beneficial interest of $86.5 million, a $34.4 million gain on the sale of 10.5% interest in Simon Ivanhoe, and the net gain on the sale of four non-core properties, including one joint venture property, of $12.2 million.

The increase in the Limited Partner interest of $52.8 million is primarily due to the increases in our income from continuing operations.

Discontinued operations for 2005 included the net operating results of properties sold, including the sale of underlying ground adjacent to the Riverway and O'Hare International Center properties. There were no discontinued operations in 2006.

In 2005, the gain on sale of discontinued operations of $115.8 million, net of the limited partners' interest, principally represents the net gain upon disposition of seven non-core properties consisting of four regional malls, two office buildings, and one community/lifestyle center.

Preferred dividends increased due to the redemption of the Series F preferred stock, which resulted in a $7.0 million charge to net income.

Liquidity and Capital Resources

Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by setting interest rates for each financing or refinancing based on current market conditions. Floating rate debt currently comprises approximately 19% of our total consolidated debt. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $1.9 billion during 2007. In addition, our $3.5 billion credit facility provides an alternative source of liquidity as our cash needs vary from time to time.

Our balance of cash and cash equivalents decreased $427.4 million during 2007 to $502.0 million as of December 31, 2007. December 31, 2007 and 2006 balances include $41.3 million and $27.2 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

On December 31, 2007, our credit facility had available borrowing capacity of approximately $1.1 billion, net of outstanding borrowings of $2.4 billion and letters of credit of $28.2 million. During 2007, the maximum amount outstanding under our Credit Facility was $2.6 billion and the weighted average amount outstanding was $1.4 billion. The weighted average interest rate was 5.31% for the year ended December 31, 2007. The credit facility is available through January 11, 2011, including a one-year extension at our option.

We and the Operating Partnership also have access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the property level.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds owned by Farallon Capital Management, L.L.C., entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 37 properties that remain at December 31, 2007 was completed through a cash tender offer and a subsequent merger transaction which concluded on April 3, 2007. As of December 31, 2007, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills that bear interest primarily at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during the year. As of December 31, 2007, the outstanding balance of our loan to SPG-FCM was $548.0 million, and the average outstanding balance during the twelve month period ended December 31, 2007 of all loans made to SPG-FCM and Mills was approximately $993.3 million. During 2007, we recorded approximately $39.1 million in interest income (net of inter-entity eliminations) related to these loans. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2007 of approximately $17.4 million (net of inter-entity eliminations), for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2009, with three available one-year extensions, subject to certain terms and conditions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

As a result of the change in control of Mills, holders of Mills' Series F convertible cumulative redeemable preferred stock had the right to require the repurchase of their shares for cash equal to the liquidation preference per share plus accrued and unpaid dividends. During the second quarter of 2007, all of the holders of Mills' Series F preferred stock exercised this right, and Mills redeemed this series of preferred stock for approximately $333.2 million, including accrued dividends. Further, as of August 1, 2007, The Mills Corporation was liquidated and the holders of the remaining series' of Mills preferred stock were paid a liquidation preference of approximately $693.0 million, including accrued dividends.

During the third quarter of 2007, the holders of less than 5,000 common units in the Mills' operating partnership ("Mills Units") received $25.25 in cash, and those holding 5,000 or more Mills Units had the option to exchange for cash of $25.25, or Units of the Operating Partnership based on a fixed exchange ratio of 0.211 Operating Partnership Units for each Mills Unit. That option expired on August 1, 2007. Holders electing to exchange received 66,036 Units in the Operating Partnership for their Mills Units. The remaining Mills Units were exchanged for cash.

Effective July 1, 2007, we or an affiliate of ours began serving as the manager for substantially all of the properties in which SPG-FCM holds an interest. In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition.

The acquisition of Mills involved the purchase of all Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, SPG-FCM's share of which approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. SPG-FCM has completed its preliminary purchase price allocations for the acquisition of Mills. The valuations were developed with the assistance of a third-party professional appraisal firm. The preliminary allocations will be finalized within one year of the acquisition date in accordance with applicable accounting standards.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.9 billion during 2007. We also received proceeds of $56.4 million from the sale of partnership interests and the sale of assets during 2007. In addition, we received net proceeds from all of our debt financing and repayment activities in 2007 of $1.4 billion. These activities are further discussed below in "Financing and Debt". We also:

• repurchased preferred stock and limited partner units amounting to $384.5 million,
• paid stockholder dividends and unitholder distributions totaling $944.0 million,
• paid preferred stock dividends and preferred unit distributions totaling $76.7 million,
• funded consolidated capital expenditures of $1.0 billion. These capital expenditures include development costs of $432.3 million, renovation and expansion costs of $348.5 million, and tenant costs and other operational capital expenditures of $236.7 million, and
• funded investments in unconsolidated entities of $687.3 million.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification for 2007 and on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

• excess cash generated from operating performance and working capital reserves,
• borrowings on our credit facility,
• additional secured or unsecured debt financing, or
• additional equity raised in the public or private markets.

Financing and Debt

Unsecured Debt

Unsecured Notes. We have $875 million of unsecured notes issued by subsidiaries that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain properties. These unsecured notes have a weighted average interest rate of 6.99% and weighted average maturities of 5.0 years.

Credit Facility. Significant draws on our credit facility during the twelve-month period ended December 31, 2007 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
02/16/07	$600,000	Borrowing to partially fund a $1.187 billion loan to Mills.
03/29/07	550,000	Borrowing to fund our equity commitment for the Mills acquisition and to fund a loan to SPG-FCM.
04/17/07	140,000	Borrowing to fund a loan to SPG-FCM.
06/28/07	181,000	Borrowing to fund a loan to SPG-FCM.
07/31/07	557,000	Borrowing to fund a loan to SPG-FCM.
08/23/07	105,000	Borrowing to fund a property acquisition.
09/20/07	180,000	Borrowing to fund SPG Medium Term Note payoff.
10/22/07	125,000	Borrowing to fund repayment of an unsecured note of the former Chelsea Property Group, which had a fixed rate of 7.25%.
11/01/07	90,000	Borrowing to partially fund redemption of the Series L preferred stock.
11/15/07	550,000	Borrowing to partially fund repayment of unsecured notes, which had a fixed rate of 6.38%.

Other amounts drawn on our credit facility during the period were primarily for general working capital purposes. We repaid a total of $2.6 billion on our Credit Facility during the year ended December 31, 2007. The total outstanding balance of our credit facility as of December 31, 2007 was $2.4 billion, and the maximum amount outstanding during the year was approximately $2.6 billion. During the year ended December 31, 2007, the weighted average outstanding balance was approximately $1.4 billion. The amount outstanding as of December 31, 2007 includes $553.6 million in Euro and Yen-denominated borrowings.

On October 4, 2007, we exercised the $500 million accordion feature of our credit facility, increasing the revolving borrowing capacity from $3.0 billion to $3.5 billion. The expanded capacity includes an increase of $125.0 million to $875.0 million in the multi-currency tranche for Euro, Yen and Sterling borrowings.

Secured Debt

Total secured indebtedness was $5.3 billion and $4.4 billion at December 31, 2007 and 2006, respectively. During the twelve-month period ended December 31, 2007, we repaid $191.3 million in mortgage loans, unencumbering four properties.

As a result of the acquisition of Mills by SPG-FCM, we now hold a majority ownership interest in Gwinnet Place and Town Center at Cobb, and as a result they were consolidated as of the acquisition date. This included the consolidation of two mortgages secured by Gwinnett Place of $35.6 million and $79.2 million at fixed rates of 7.54% and 7.25%, respectively and two mortgages secured by Town Center at Cobb of $45.4 million and $60.3 million at fixed rates of 7.54% and 7.25%, respectively. On May 23, 2007, we refinanced Gwinnett Place and Town Center at Cobb with $115.0 million and $280.0 mortgages at fixed rates of 5.68% and 5.74%, respectively.

We placed a $200.0 million fixed-rate mortgage on Independence Center, a regional mall, on July 10, 2007, which matures on July 10, 2017, and bears a rate of 5.94%.

As a result of the acquisition of Las Americas Premium Outlets on August 23, 2007, we assumed its $180.0 million fixed-rate mortgage that matures June 11, 2016 and bears a rate of 5.84%.

Summary of Financing

Our consolidated debt, adjusted to reflect outstanding derivative instruments and the effective weighted average interest rates for the years then ended consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2007	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2006	Effective Weighted Average Interest Rate
Fixed Rate	$14,056,008	5.88%	$14,548,226	6.02%
Variable Rate	3,162,666	4.73%	846,263	5.01%
	$17,218,674	5.67%	$15,394,489	5.97%

As of December 31, 2007, we had interest rate cap protection agreements on $93.8 million of consolidated variable rate debt. We also hold $370.0 million of notional amount variable rate swap agreements that have a weighted average variable pay rate of 4.97% and a weighted average fixed receive rate of 3.72%. As of December 31, 2007 and December 31, 2006, these agreements effectively converted $370.0 million of fixed rate debt to variable rate debt. These were terminated in January 2008.

Contractual Obligations and Off-balance Sheet Arrangements: The following table summarizes the material aspects of our future obligations as of December 31, 2007 (dollars in thousands):

	2008	2009 to 2010	2011 to 2013	After 2013	Total
Long Term Debt					
Consolidated (1)	$ 809,667	$3,946,526	$7,186,347	$5,237,131	$17,179,671
Pro Rata Share Of Long Term Debt:					
Consolidated (2)	$ 806,968	$3,917,203	$7,050,818	$5,120,676	$16,895,665
Joint Ventures (2)	555,745	1,300,018	2,021,536	2,678,927	6,556,226
Total Pro Rata Share Of Long Term Debt	1,362,713	5,217,221	9,072,354	7,799,603	23,451,891
Consolidated Capital Expenditure Commitments (3)	699,110	142,596	—	—	841,706
Joint Venture Capital Expenditure Commitments (3)	119,892	13,417	—	—	133,309
Consolidated Ground Lease Commitments(4)	16,839	33,124	49,952	669,482	769,397
Total	$2,198,554	$5,406,358	$9,122,306	$8,469,085	$25,196,303

(1) Represents principal maturities only and therefore, excludes net premiums and discounts and fair value swaps of $39,003.

(2) Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3) Represents our pro rata share of capital expenditure commitments.

(4) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

Capital expenditure commitments presented in the table above represent new developments, redevelopments or renovation/expansions that we have committed to the completion of construction. The timing of these expenditures may vary due to delays in construction or acceleration of the opening date of a particular project. In addition, the amount includes our share of committed costs for joint venture developments.

Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture property, and is non-recourse to us. As of December 31, 2007, the Operating Partnership has loan guarantees and other guarantee obligations to support $132.5 million and $50.3 million, respectively, to support our total $6.6 billion share of joint venture mortgage and other indebtedness presented in the table above.

Preferred Stock Activity

During 2007, a total of 289,090 6% Convertible Perpetual Preferred Units were exchanged for an equal number of shares of Series I preferred stock; we redeemed 5,000 units of Series I Preferred Units for cash; we issued 51,987 shares of common stock to holders of Series I preferred stock who exercised their conversion rights; we issued 478,144 units as a result of the conversion of 606,400 6% Convertible Perpetual Preferred Units; and we issued 121, 727 units as a result of the conversion of 160,865 7% Cumulative Convertible Preferred Units; and we redeemed 7,266 8% Cumulative Redeemable Preferred Units for cash. On October 2, 2007, we redeemed all 3,000,000 shares of the 7.89% Series G Cumulative Redeemable Preferred Stock with proceeds from the issuance of a new series of preferred stock, which we then repurchased prior to year end.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

Acquisitions and Dispositions

Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions at any time and if we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity, then we may elect to buy. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from any such sale to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

Acquisitions.   The acquisition of high quality individual properties or portfolios of properties remains an integral component of our growth strategies.

On November 1, 2007, we acquired an additional 6.5% interest in Montgomery Mall (which gives us a combined ownership interest of 60%). On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located at the San Diego — Tijuana border in Southern California. On July 13, 2007, we acquired an additional 1% interest in Bangor Mall (which gives us a combined ownership interest of 67.4%). On March 29, 2007, as part of the Mills acquisition, we acquired an additional 25% interest in two regional malls (Town Center at Cobb and Gwinnett Place), and as a result we now consolidate those properties. On March 28, 2007, we acquired a 100% interest in The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine. The center is 99% occupied. Finally, on March 1, 2007, we acquired the remaining 40% interest in both University Park Mall and University Center located in Mishawaka, Indiana, and as a result we now own 100% of these properties. The aggregate purchase price of the consolidated assets acquired during 2007, excluding Town Center and Cobb and Gwinnett Place which were consolidated as a result of the Mills acquisition, was approximately $394.2 million, including the assumption of our share of debt of the properties acquired.

Dispositions.   We continue to pursue the sale of properties that no longer meet our strategic criteria or that are not the primary retail venue within their trade area. In 2007, we sold the following wholly-owned properties: Alton Square a regional mall located in Alton, Illinois; Griffith Park Plaza, a community center located in Griffith, Indiana; University Mall, a regional mall located in Little Rock, Arkansas; Boardman Plaza, a community center located in Youngstown, Ohio; and Lafayette Square, a regional mall located in Indianapolis, Indiana. Our joint venture partnership, Simon Ivanhoe, sold its interest in five assets located in Poland, of which we held a 50% interest. As part of the sale, we received a distribution of proceeds from Simon Ivanhoe of $125.4 million, and recorded $90.6 million as our share of the gain.

In addition to the distribution from Simon Ivanhoe, we received net proceeds of $56.4 million on the U.S. property dispositions. We recorded our share of the net loss on these dispositions of $35.2 million and presented it in the consolidated statement operations as loss on sale of discontinued operations. We do not believe the sale of these properties will have a material impact on our future results of operations or cash flows. We believe the disposition of these properties will enhance the average overall quality of our portfolio.

Development Activity

New Developments.   The following describes certain of our new development projects, the estimated total cost, and our share of the estimated total cost and our share of the construction in progress balance as of December 31, 2007 (dollars in millions):

Property	Location	Gross Leasable Area	Estimated Total Cost (a)	Our Share of Estimated Total Cost	Our Share of Construction in Progress	Estimated Opening Date
Under Construction:						
Hamilton Town Center	Noblesville, IN	950,000	$121	$ 60	$28	2nd Quarter 2008
Houston Premium Outlets	Houston, TX	427,000	96	96	91	1st Quarter 2008
Jersey Shore Premium Outlets	Tinton Falls, NJ	435,000	157	157	67	3rd Quarter 2008
Pier Park	Panama City Beach, FL	920,000	143	143	95	2nd Quarter 2008

(a) Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

We expect to fund these projects with available cash flow from operations, borrowings from our credit facility, or project specific construction loans. We expect our share of total 2008 new development costs for these and our other planned new development projects to be approximately $475 million.

Strategic Expansions and Renovations. In addition to new development, we also incur costs related to construction for significant renovation and/or expansion projects at our properties. Included in these projects are the renovation and addition of Crate & Barrel and Nordstrom at Burlington Mall, expansions and life-style additions at Tacoma Mall and University Park Mall, Nordstrom additions at Aventura Mall, Northshore Mall and Ross Park Mall, and addition of Phase II expansions at Las Vegas Premium Outlets, Orlando Premium Outlets, Philadelphia Premium Outlets, and Rio Grande Valley Premium Outlets.

We expect to fund these capital projects with available cash flow from operations, borrowings from our credit facility, or project specific loans. We expect to invest a total of approximately $525 million (our share) on expansion and renovation activities in 2008.

Capital Expenditures on Consolidated Properties.

The following table summarizes total capital expenditures on consolidated properties on a cash basis:

	2007	2006	2005
New Developments	$ 432	$317	$341
Renovations and Expansions	349	307	252
Tenant Allowances	106	52	69
Operational Capital Expenditures	130	92	64
Total	$1,017	$768	$726

International Development Activity.   We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlet joint ventures in Japan and Mexico where we use Yen and Peso denominated financing, respectively. We expect our share of international development for 2008 to approximate $200 million.

Currently, our net income exposure to changes in the volatility of the Euro, Yen, Peso and other foreign currencies is not material. In addition, since cash flows from international operations are currently being reinvested in other development projects, we do not expect to repatriate foreign denominated earnings in the near term.

The carrying amount of our total combined investment in Simon Ivanhoe and Gallerie Commerciali Italia ("GCI"), as of December 31, 2007, net of the related cumulative translation adjustment, was $289.5 million. Our investments in Simon Ivanhoe and GCI are accounted for using the equity method of accounting. Currently three European developments are under construction which will add approximately 1.2 million square feet of GLA for a total net cost of approximately €272 million, of which our share is approximately €78 million, or $115 million based on current Euro:USD exchange rates.

On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain on sales of interests in unconsolidated entities" in the 2006 consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. As a result of these transactions, we and Ivanhoe each own a 50% interest in Simon Ivanhoe at December 31, 2006 and 2007.

As of December 31, 2007, the carrying amount of our 40% joint venture investment in the six Japanese Premium Outlet centers net of the related cumulative translation adjustment was $273.0 million. Currently, Sendai-Izumi Premium Outlets, a 172,000 square foot Premium Outlet Center, is under construction in Sendai, Japan. The project's total projected net cost is JPY 5.4 billion, of which our share is approximately JPY 2.1 billion, or $19.1 million based on current Yen:USD exchange rates.

During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and we own a 32.5% interest in the joint venture entities, and a 32.5% ownership in the management operation overseeing these projects, collectively referred to as Great Mall Investments, Ltd. ("GMI"). We are planning on initially developing five centers in China, all of which are under construction as of December 31, 2007. Our total equity commitment for these centers approximates $60 million and as of December 31, 2007, our combined investment in GMI is approximately $32.1 million.

Distributions and Stock Repurchase Program

On February 1, 2008, our Board of Directors approved a 7.1% increase in the annual dividend rate to $3.60 per share. Dividends during 2007 aggregated $3.36 per share and dividends during 2006 aggregated $3.04 per share. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends and limited partner distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Future dividends and distributions of Simon Property and the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

On July 26, 2007, our Board of Directors authorized the repurchase of up to $1.0 billion of common stock over the next twenty-four months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. During 2007, we repurchased 572,000 shares at an average price of $86.11 per share as part of this program. The program had remaining availability of approximately $950.7 million at December 31, 2007.

Forward-Looking Statements

Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, costs of common area maintenance, competitive market forces, risks related to international activities, insurance costs and coverage, terrorist activities, changes in economic and market conditions and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measure — Funds from Operations

Industry practice is to evaluate real estate properties in part based on funds from operations, or FFO. We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States, or GAAP. We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our portfolio.

As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO is consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,
- excluding gains and losses from extraordinary items and cumulative effects of accounting changes,
- excluding gains and losses from the sales of real estate,
- plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and
- all determined on a consistent basis in accordance with GAAP.

We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sale or disposal of depreciable real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

- does not represent cash flow from operations as defined by GAAP,
- should not be considered as an alternative to net income determined in accordance with GAAP as a measure of operating performance, and
- is not an alternative to cash flows as a measure of liquidity.

The following schedule sets forth total FFO before allocation to the limited partners of the Operating Partnership and FFO allocable to Simon Property. This schedule also reconciles consolidated net income, which we believe is the most directly comparable GAAP financial measure to FFO for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

	For the Year Ended December 31,		
	2007	2006	2005
	(in thousands)		
Funds from Operations	**$1,691,887**	$1,537,223	$1,411,368
Increase in FFO from prior period	**10.1%**	8.9%	19.4%
Net Income	**$ 491,239**	$ 563,840	$ 475,749
Adjustments to Net Income to Arrive at FFO:			
Limited partners' interest in the Operating Partnership and preferred distributions of the Operating Partnership	**142,398**	155,640	103,921
Limited partners' interest in discontinued operations	**(24)**	87	1,744
Depreciation and amortization from consolidated properties, beneficial interests and discontinued operations	**892,488**	854,394	850,519
Simon's share of depreciation and amortization from unconsolidated entities	**315,159**	209,428	205,981
Gain on sales of assets and interests in unconsolidated entities and discontinued operations, net of Limited partners' interest	**(64,072)**	(132,853)	(115,006)
Tax provision related to sale	**—**	—	(428)
Minority interest portion of depreciation and amortization	**(8,646)**	(8,639)	(9,178)
Preferred distributions and dividends	**(76,655)**	(104,674)	(101,934)
Funds from Operations	**$1,691,887**	$1,537,223	$1,411,368
FFO Allocable to Simon Property	**$1,342,496**	$1,215,319	$1,110,933
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	**$ 1.95**	$ 2.19	$ 1.82
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of minority interest portion of depreciation and amortization	**4.27**	3.78	3.73
Gain on sales of assets and interests in unconsolidated entities and discontinued operatinos, net of Limited partners' interest	**(0.20)**	(0.47)	(0.52)
Tax provision related to sale	**—**	—	—
Impact of additional dilutive securities for FFO per share	**(0.12)**	(0.11)	(0.07)
Diluted FFO per share	**$ 5.90**	$ 5.39	$ 4.96
Basic weighted average shares outstanding	**222,998**	221,024	220,259
Adjustments for dilution calculation:			
Effect of stock options	**778**	903	871
Impact of Series C cumulative preferred 7% convertible units	**122**	912	1,086
Impact of Series I preferred stock	**11,065**	10,816	10,736
Impact of Series I preferred units	**2,485**	3,230	3,369
Diluted weighted average shares outstanding	**237,448**	236,885	236,321
Weighted average limited partnership units outstanding	**58,036**	58,543	59,566
Diluted weighted average shares and units outstanding	**295,484**	295,428	295,887

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

Management's Report On Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of asset;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on the following page of this Annual Report.

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Simon Property Group, Inc and Subsidiaries, and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 22, 2008

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 22, 2008

Simon Property Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2007	December 31, 2006
ASSETS:		
Investment properties, at cost	$24,415,025	$22,863,963
Less — accumulated depreciation	5,312,095	4,606,130
	19,102,930	18,257,833
Cash and cash equivalents	501,982	929,360
Tenant receivables and accrued revenue, net	447,224	380,128
Investment in unconsolidated entities, at equity	1,886,891	1,526,235
Deferred costs and other assets	1,118,635	990,899
Note receivable from related party	548,000	—
Total assets	**$23,605,662**	**$22,084,455**
LIABILITIES:		
Mortgages and other indebtedness	$17,218,674	$15,394,489
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,251,044	1,109,190
Cash distributions and losses in partnerships and joint ventures, at equity	352,798	227,588
Other liabilities, minority interest and accrued dividends	180,644	178,250
Total liabilities	**19,003,160**	**16,909,517**
COMMITMENTS AND CONTINGENCIES		
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	731,406	837,836
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	307,713	357,460
STOCKHOLDERS' EQUITY:		
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):		
All series of preferred stock, 100,000,000 shares authorized, 14,801,884 and 17,578,701 issued and outstanding, respectively, and with liquidation values of $740,094 and $878,935, respectively	746,608	884,620
Common stock, $.0001 par value, 400,000,000 shares authorized, 227,719,614 and 225,797,566 issued and outstanding, respectively	23	23
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 8,000 issued and outstanding	—	—
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
Capital in excess of par value	5,067,718	5,010,256
Accumulated deficit	(2,055,447)	(1,740,897)
Accumulated other comprehensive income	18,087	19,239
Common stock held in treasury at cost, 4,697,332 and 4,378,495 shares, respectively	(213,606)	(193,599)
Total stockholders' equity	**3,563,383**	**3,979,642**
Total liabilities and stockholders' equity	**$23,605,662**	**$22,084,455**

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,		
	2007	2006	2005
REVENUE:			
Minimum rent	**$2,154,713**	$2,020,856	$1,937,657
Overage rent	**110,003**	95,767	85,536
Tenant reimbursements	**1,023,164**	946,554	896,901
Management fees and other revenues	**113,740**	82,288	77,766
Other income	**249,179**	186,689	168,993
Total revenue	**3,650,799**	3,332,154	3,166,853
EXPENSES:			
Property operating	**454,510**	441,203	421,576
Depreciation and amortization	**905,636**	856,202	849,911
Real estate taxes	**313,311**	300,174	291,113
Repairs and maintenance	**120,224**	105,983	105,489
Advertising and promotion	**94,340**	88,480	92,377
Provision for credit losses	**9,562**	9,500	8,127
Home and regional office costs	**136,610**	129,334	117,374
General and administrative	**19,587**	16,652	17,701
Other	**61,954**	64,397	57,762
Total operating expenses	**2,115,734**	2,011,925	1,961,430
OPERATING INCOME	**1,535,065**	1,320,229	1,205,423
Interest expense	**(945,852)**	(821,858)	(799,092)
Minority interest in income of consolidated entities	**(13,936)**	(11,524)	(13,743)
Income tax benefit (expense) of taxable REIT subsidiaries	**11,322**	(11,370)	(16,229)
Income from unconsolidated entities	**38,120**	110,819	81,807
Impairment charge	**(55,061)**	—	—
Gain (loss) on sales of assets and interests in unconsolidated entities, net	**92,044**	132,787	(838)
Limited partners' interest in the Operating Partnership	**(120,818)**	(128,661)	(75,841)
Preferred distributions of the Operating Partnership	**(21,580)**	(26,979)	(28,080)
Income from continuing operations	**519,304**	563,443	353,407
Discontinued operations, net of Limited Partners' interest	**(93)**	331	6,498
(Loss) gain on sale of discontinued operations, net of Limited Partners' interest	**(27,972)**	66	115,844
NET INCOME	**491,239**	563,840	475,749
Preferred dividends	**(55,075)**	(77,695)	(73,854)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**$ 436,164**	$ 486,145	$ 401,895
BASIC EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 2.09**	$ 2.20	$ 1.27
Discontinued operations	**(0.13)**	—	0.55
Net income	**$ 1.96**	$ 2.20	$ 1.82
DILUTED EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 2.08**	$ 2.19	$ 1.27
Discontinued operations	**(0.13)**	—	0.55
Net income	**$ 1.95**	$ 2.19	$ 1.82
Net Income	**$ 491,239**	$ 563,840	$ 475,749
Unrealized (loss) gain on interest rate hedge agreements	**(8,465)**	5,211	2,988
Net income (loss) on derivative instruments reclassified from accumulated other comprehensive income into interest expense	**716**	1,789	(1,428)
Currency translation adjustments	**4,991**	1,336	(7,342)
Other income (loss)	**1,606**	1,110	(790)
Comprehensive Income	**$ 490,087**	$ 573,286	$ 469,177

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,		
	2007	**2006**	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ **491,239**	$ 563,840	$ 475,749
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	**875,284**	812,718	818,468
(Gain) loss on sales of assets and interests in unconsolidated entities	**(92,044)**	(132,787)	838
Impairment charge	**55,061**	—	—
(Gain) loss on disposal or sale of discontinued operations, net of limited partners' interest	**27,972**	(66)	(115,844)
Limited partners' interest in the Operating Partnership	**120,818**	128,661	75,841
Limited partners' interest in the results of operations from discontinued operations	**(24)**	87	1,744
Preferred distributions of the Operating Partnership	**21,580**	26,979	28,080
Straight-line rent	**(20,907)**	(17,020)	(21,682)
Minority interest	**13,936**	11,524	13,743
Minority interest distributions	**(91,032)**	(37,200)	(24,770)
Equity in income of unconsolidated entities	**(38,120)**	(110,819)	(81,807)
Distributions of income from unconsolidated entities	**101,998**	94,605	106,954
Changes in assets and liabilities —			
Tenant receivables and accrued revenue, net	**(40,976)**	(3,799)	22,803
Deferred costs and other assets	**(82,793)**	(132,570)	(38,417)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	**113,753**	69,214	(91,329)
Net cash provided by operating activities	**1,455,745**	1,273,367	1,170,371
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	**(263,098)**	(158,394)	(37,505)
Funding of loans to related parties	**(2,752,400)**	—	—
Repayments of loans from related parties	**2,204,400**	—	—
Capital expenditures, net	**(1,017,472)**	(767,710)	(726,386)
Cash impact from the consolidation and de-consolidation of properties	**6,117**	8,762	(9,479)
Net proceeds from sale of partnership interests, other assets and discontinued operations	**56,374**	209,039	384,104
Investments in unconsolidated entities	**(687,327)**	(157,309)	(76,710)
Distributions of capital from unconsolidated entities and other	**416,485**	263,761	413,542
Net cash used in investing activities	**(2,036,921)**	(601,851)	(52,434)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common and preferred stock and other	**156,710**	217,237	13,811
Purchase of limited partner units and treasury stock	**(83,993)**	(16,150)	(193,837)
Preferred stock redemptions	**(300,468)**	(393,558)	(579)
Minority interest contributions	**2,903**	2,023	—
Preferred distributions of the Operating Partnership	**(21,580)**	(26,979)	(28,080)
Preferred dividends and distributions to stockholders	**(804,271)**	(749,507)	(690,654)
Distributions to limited partners	**(194,823)**	(177,673)	(166,617)
Mortgage and other indebtedness proceeds, net of transaction costs	**5,577,083**	5,507,735	3,962,778
Mortgage and other indebtedness principal payments	**(4,177,763)**	(4,442,332)	(4,197,795)
Net cash provided by (used in) financing activities	**153,798**	(79,204)	(1,300,973)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(427,378)**	592,312	(183,036)
CASH AND CASH EQUIVALENTS, beginning of year	**929,360**	337,048	520,084
CASH AND CASH EQUIVALENTS, end of year	$ **501,982**	$ 929,360	$ 337,048

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Total Stockholders' Equity
Balance at December 31, 2004	**$1,062,687**	**$23**	**$16,365**	**$4,971,885**	**$(1,335,436)**	**$ (72,918)**	**$4,642,606**
Conversion of Limited Partner Units (2,281,481 Common Shares, Note 10)				37,381			37,381
Stock options exercised (206,464 Common Shares)				6,184			6,184
Series I Preferred Unit conversion to Series I Preferred Stock (197,155 Preferred Shares)	9,858						9,858
Series J Preferred Stock premium net of amortization	7,171						7,171
Treasury Stock purchase (2,815,400 Shares)						(182,408)	(182,408)
Series G Preferred stock accretion	306						306
Stock incentive program (400,541 Common Shares, Net)				(25,240)		25,240	—
Common Stock retired (18,000 Shares)				(605)	(502)		(1,107)
Amortization of stock incentive				14,320			14,320
Other				505			505
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(5,707)			(5,707)
Distributions					(690,990)		(690,990)
Other comprehensive income			(6,572)				(6,572)
Net income					475,749		475,749
Balance at December 31, 2005	**$1,080,022**	**$23**	**$ 9,793**	**$4,998,723**	**$(1,551,179)**	**$(230,086)**	**$4,307,296**
Conversion of Limited Partner Units (86,800 Common Shares, Note 10)				1,247			1,247
Stock options exercised (414,659 Common Shares)				14,906			14,906
Series I Preferred Unit conversion to Series I Preferred Stock (230,486 Preferred Shares)	11,524						11,524
Series I Preferred Stock conversion to Common Stock (283,907 Preferred Shares to 222,933 Common Shares)	(14,195)			14,195			—
Series J Preferred Stock premium amortization	(329)						(329)
Series F Preferred Stock redemption (8,000,000 shares)	(192,989)						(192,989)
Series G Preferred stock accretion	587						587
Series K Preferred Stock issuance (8,000,000 shares)	200,000						200,000
Series K Preferred Stock redemption (8,000,000 shares)	(200,000)						(200,000)
Stock incentive program (415,098 Common Shares, Net)				(36,487)		36,487	—
Common Stock retired (70,000 Shares)				(2,354)	(4,051)		(6,405)
Amortization of stock incentive				23,369			23,369
Other				608			608
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(3,951)			(3,951)
Distributions					(749,507)		(749,507)
Other comprehensive income			9,446				9,446
Net income					563,840		563,840
Balance at December 31, 2006	**$ 884,620**	**$23**	**$19,239**	**$5,010,256**	**$(1,740,897)**	**$(193,599)**	**$3,979,642**
Conversion of Limited Partner Units (1,692,474 Common Shares, Note 10)				22,781			22,781
Stock options exercised (231,025 Common Shares)				7,604			7,604
Series I Preferred Unit conversion to Series I Preferred Stock (289,090 Preferred Shares)	14,455						14,455
Series I Preferred Stock conversion to Common Stock (65,907 Preferred Shares to 51,987 Common Shares)	(3,296)			3,296			—
Series J Preferred Stock premium amortization	(328)						(328)
Treasury Stock purchase (572,000 Shares)						(49,269)	(49,269)
Series G Preferred stock accretion	1,157						1,157
Series G Preferred stock redemption (3,000,000 shares)	(150,000)						(150,000)
Series L Preferred Stock issuance (6,000,000 shares)	150,000						150,000
Series L Preferred Stock redemption (6,000,000 shares)	(150,000)						(150,000)
Stock incentive program (222,725 Common Shares, Net)				(29,262)		29,262	—
Common Stock retired (23,000 Shares)				(773)	(1,518)		(2,291)
Amortization of stock incentive				26,779			26,779
Other				571			571
Adjustment to limited partners' interest from decreased ownership in the Operating Partnership				26,466			26,466
Distributions					(804,271)		(804,271)
Other comprehensive income			(1,152)				(1,152)
Net income					491,239		491,239
Balance at December 31, 2007	**$ 746,608**	**$23**	**$18,087**	**$5,067,718**	**$(2,055,447)**	**$(213,606)**	**$3,563,383**

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1. Organization

Simon Property Group, Inc. is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

We own, develop, and manage retail real estate, which consist primarily of regional malls, Premium Outlet® centers, The Mills®, and community/lifestyle centers. As of December 31, 2007, we owned or held an interest in 320 income-producing properties in the United States, which consisted of 168 regional malls, 67 community/lifestyle centers, 38 Premium Outlet centers, 37 properties acquired in the Mills acquisition, and 10 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 37 Mills properties acquired, 17 of these are The Mills, 16 are regional malls, and four are community centers. We also own interests in four parcels of land held in the United States for future development. Internationally, we have ownership interests in 51 European shopping centers (France, Italy, and Poland); six Premium Outlet centers in Japan; one Premium Outlet center in Mexico, and one Premium Outlet center in South Korea. Also, through a joint venture arrangement we have ownership interests in five shopping centers under construction in China.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,

- Overage and percentage rents based on tenants' sales volume, and

- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

We also grow by generating supplemental revenues from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (including handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

- Offering property operating services to our tenants and others, including: waste handling and facility services, as well as major capital expenditures such as roofing, parking lots and energy systems,

- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and,

- Generating interest income on cash deposits and loans made to related entities.

2. Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate properties that are wholly owned or properties that we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to:

- manage day-to-day operations,

- refinance debt and sell the property without the consent of any other partner or owner, and

- the inability of any other partner or owner to replace us.

We also consolidate all variable interest entities when we are determined to be the primary beneficiary.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2. Basis of Presentation and Consolidation (Continued)

The deficit minority interest balances included in deferred costs and other assets in the accompanying consolidated balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets or the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits and has the ability to fund such additional contributions.

Investments in partnerships and joint ventures represent noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences.

As of December 31, 2007, we consolidated 198 wholly-owned properties and consolidated 19 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 162 properties using the equity method of accounting (joint venture properties). We manage the day-to-day operations of 93 of the 162 joint venture properties but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties. Additionally, we account for our investment in SPG-FCM Ventures, LLC (''SPG-FCM''), which acquired The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership (collectively ''Mills'') in April 2007, using the equity method of accounting. We have determined that SPG-FCM is not a variable interest entity (VIE) and that Farallon Capital Management, L.L.C. (''Farallon''), our joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership.

Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2007	**2006**	**2005**
Weighted average ownership interest	**79.4%**	79.1%	78.7%

As of December 31, 2007 and 2006, our ownership interest in the Operating Partnership was 79.4% and 78.9%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

Preferred distributions of the Operating Partnership in the accompanying statements of operations and cash flows represent distributions on outstanding preferred units of limited partnership interest.

3. Summary of Significant Accounting Policies

Investment Properties

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.   Summary of Significant Accounting Policies   (Continued)

interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2007	**2006**	**2005**
Capitalized interest	**$35,793**	$30,115	$14,433

We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.

Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation.

Purchase Accounting Allocation

We allocate the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component in accordance with SFAS No. 141 "Business Combinations" (SFAS 141). These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of the buildings on an as-if-vacant basis. The value allocated to land and related improvements is determined either by real estate tax assessments, a third party valuation specialist, or other relevant data.

- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.

- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.

- the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related leases or intangibles.

Discontinued Operations

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period to discontinued operations. We have reclassified the results of operations of the seven regional malls, community/lifestyle centers, and office building properties disposed during 2005, as described in Note 4 to discontinued operations in the accompanying consolidated statements of operations and comprehensive income for 2005. Revenues included in discontinued operations were $29.3 million for the year ended December 31, 2005. There were no discontinued operations reported in 2006 as assets sold were not material to our consolidated financial statements. During 2007, we reported the loss upon sale on our five consolidated assets sold in "loss on sale of discontinued operations" in the consolidated statements of operations and comprehensive income. The operating results of the assets disposed of in 2007 were not significant to our consolidated results of operations.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. During 2005, independent banks assumed responsibility for the gift card programs. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2007 and 2006, includes a balance of $41.3 million and $27.2 million, respectively, related to these gift card programs which we do not consider available for general working capital purposes. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

Marketable Securities

Marketable securities consist primarily of the assets of our insurance subsidiaries and are included in deferred costs and other assets. The types of securities typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or using discounted cash flows when quoted market prices are not available. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income until the gain or loss is realized and recorded in other income. However, if we determine a decline in value is other than temporary, then we recognize the unrealized loss in income to write down the investments to their net realizable value. Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to their securities may be limited.

Accounting for Beneficial Interests in Mall of America

In January 2006, an entity controlled by the Simon family assigned to us its right to receive cash flow, capital distributions, and related profits and losses with respect to a portion of its ownership interest in the Mall of America through Mall of America Associates ("MOAA"). This beneficial interest was transferred subject to a credit facility repayable from MOAA's distributions from the property. As a result of this assignment, we began recognizing our share of MOAA's income during the first quarter of 2006, including the proportionate share of earnings of MOAA since August 2004 through the first quarter of 2006 of $10.2 million. This income is included with "income from unconsolidated entities" in our consolidated statement of operations. We accounted for our beneficial interests in MOAA under the equity method of accounting. On November 2, 2006, the Simon family entity sold its partnership interest to an affiliate of another partner in MOAA and settled all pending litigation, terminating our beneficial interests. As a result of this sale, we ceased recording income from this property's operations, and recorded a gain of approximately $86.5 million as a result of the receipt of $102.2 million of capital transaction proceeds assigned to us from this arrangement which is included in "gain (loss) on sale of assets and interests in unconsolidated entities, net" in the consolidated statements of operations and comprehensive income.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Segment Disclosure

The Financial Accounting Standards Board (the "FASB") Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlet centers, The Mills, and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2007	2006
Deferred financing and lease costs, net	**$ 221,433**	$204,645
In-place lease intangibles, net	**66,426**	93,563
Acquired above market lease intangibles, net	**49,741**	70,623
Marketable securities of our captive insurance companies	**116,260**	103,605
Goodwill	**20,098**	20,098
Minority interests	**163,196**	81,282
Prepaids, notes receivable and other assets, net	**481,481**	417,083
	$1,118,635	$990,899

Deferred Financing and Lease Costs. Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. Details of these deferred costs as of December 31 are as follows:

	2007	2006
Deferred financing and lease costs	**$ 401,153**	$ 340,427
Accumulated amortization	**(179,720)**	(135,782)
Deferred financing and lease costs, net	**$ 221,433**	$ 204,645

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the year ended December 31,		
	2007	**2006**	**2005**
Amortization of deferred financing costs	**$ 15,467**	$ 18,716	$ 22,063
Amortization of debt premiums net of discounts	**(23,000)**	(28,163)	(26,349)
Amortization of deferred leasing costs	**26,033**	22,259	20,606

We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs are a component of depreciation and amortization expense.

Intangible Assets. The average life of the in-place lease intangibles is approximately 5.5 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases are amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles approximates 3.5 years. The unamortized amounts of below market leases are included in accounts payable, accrued expenses, intangibles and deferred revenues on the consolidated balance sheets and $146.7 million and $186.6 million as of December 31, 2007 and 2006, respectively. The amount of amortization of above and below market leases, net for the year ended December 31, 2007, 2006, and 2005 was $44.6 million, $53.3 million, and $48.0 million, respectively.

Details of intangible assets as of December 31 are as follows:

	2007	**2006**
In-place lease intangibles	**$ 190,151**	$183,544
Accumulated amortization	**(123,725)**	(89,981)
In-place lease intangibles, net	**$ 66,426**	$ 93,563
Acquired above market lease intangibles	**$ 144,224**	$144,224
Accumulated amortization	**(94,483)**	(73,601)
Acquired above market lease intangibles, net	**$ 49,741**	$ 70,623

Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases recorded as of December 31, 2007 are as follows:

	Below Market Leases	**Above Market Leases**	**Increase to Minimum Rent, Net**
2008	$ 49,269	$(16,929)	$32,340
2009	34,537	(13,388)	21,149
2010	23,287	(6,958)	16,329
2011	17,190	(4,909)	12,281
2012	12,280	(3,703)	8,577
Thereafter	10,096	(3,854)	6,242
	$146,659	$(49,741)	$96,918

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

Derivative Financial Instruments

We account for our derivative financial instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks associated with our indebtedness and interest payments as described in Note 8 and record all derivatives on our balance sheets at fair value. We require that hedging derivative instruments are effective in reducing the risk exposure that they are designated to hedge. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract.

We adjust our balance sheets on an ongoing basis to reflect the current fair market value of our derivatives. We record changes in the fair value of these derivatives each period in earnings or other comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time as the hedged items are recognized in earnings. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We use standard market conventions to determine the fair values of derivative instruments, and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

Accumulated Other Comprehensive Income

The components of our accumulated other comprehensive income consisted of the following as of December 31:

	2007	2006
Cumulative translation adjustment	$ 3,516	$(1,475)
Accumulated derivative gains, net	11,966	19,715
Net unrealized gains on marketable securities	2,605	999
Total accumulated other comprehensive income	$18,087	$19,239

Revenue Recognition

We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceeds the applicable sales threshold.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance (CAM), real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

applicable expenditures are incurred. For approximately 67.7% of our leases, we receive a fixed payment from the tenant for the CAM component. We are continually working towards converting the remainder of our leases to the fixed payment methodology. Without the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is recognized based on a contractual percentage of joint venture property revenue. Development fee revenue is recognized on a contractual percentage of hard costs to develop a property. Leasing fee revenue is recognized on a contractual per square foot charge based on the square footage of current year leasing activity.

Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by actuaries and management's best estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2007 and 2006 approximated $121.4 million and $112.5 million, respectively.

We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees.

Allowance for Credit Losses

We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the year Ended December 31,		
	2007	**2006**	**2005**
Balance at Beginning of Year	**$32,817**	$ 35,239	$37,039
Consolidation of previously unconsolidated entities	**495**	321	—
Provision for Credit Losses	**9,672**	9,730	7,284
Accounts Written Off	**(9,174)**	(12,473)	(9,084)
Balance at End of Year	**$33,810**	$ 32,817	$35,239

Income Taxes

We and certain other subsidiaries of the Operating Partnership are taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3. Summary of Significant Accounting Policies (Continued)

and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or any of our REIT subsidiaries fail to qualify as a REIT, we or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

We have also elected taxable REIT subsidiary ("TRS") status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that don't qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As of December 31, 2007 and 2006, we had a net deferred tax asset of $19.8 million and $12.8 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for Federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. State income, franchise or other taxes were not significant in any of the periods presented. The income tax benefit in 2007 results primarily from the tax deductibility of a $55.1 million impairment charge.

4. Real Estate Acquisitions, Disposals, and Impairment

We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria. We sell properties which no longer meet our strategic criteria. Our consolidated acquisition and disposal activity for the periods presented are highlighted as follows:

2007 Acquisitions

As a result of the Mills acquisition which is more fully discussed in Note 7, we consolidated two regional mall properties, Town Center at Cobb and Gwinnett Place. In additional to the Mills acquisition, on March 1, 2007, we acquired the remaining 40% interest in both University Park Mall and University Center located in Mishawaka, Indiana from our partner and as a result, we now own 100% of these properties. On March 28, 2007, we acquired The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine, adjacent to our Kittery Premium Outlets property. On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California. We also purchased an additional 1% interest in Bangor Mall on July 13, 2007, and an additional 6.5% interest in Montgomery Mall on November 1, 2007. The aggregate purchase price of the consolidated assets acquired during 2007, excluding Town Center and Cobb and Gwinnett Place, was approximately $394.2 million, including the assumption of our share of debt of the properties acquired.

2006 Acquisitions

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

4. Real Estate Acquisitions, Disposals, and Impairment (Continued)

2005 Acquisitions

On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania, for approximately $39.3 million, including the issuance of our share of debt of $29.1 million. On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California, for approximately $37.1 million, including the assumption of our share of debt of $10.5 million. Both of these properties are being accounted for on the equity method of accounting.

2007 Dispositions

During the year ended December 31, 2007, we sold five consolidated properties for which we received net proceeds of $56.4 million and recorded our share of a loss on the disposals totaling $35.2 million.

2006 Dispositions

During the year ended December 31, 2006, we sold three consolidated properties and one property in which we held a 50% interest and accounted for under the equity method. We received net proceeds of $52.7 million and recorded our share of a gain on the dispositions totaling $12.2 million.

2005 Dispositions

During the year ended December 31, 2005, we sold sixteen non-core properties, consisting of four regional malls, one community/lifestyle center, nine other outlet centers and two office buildings. Seven of these disposals were considered significant and we reclassified the operations and the resulting net gain on sale to discontinued operations. For these seven asset sales, we received net proceeds of $375.2 million and recorded our share of a gain on the dispositions totaling $115.8 million, net of $31.1 million in limited partners' interest. The additional nine other properties sold were insignificant non-core properties that resulted in no gain or loss

Certain of the net proceeds from these sales, net of repayment of outstanding debt, were held in escrow to complete IRS Section 1031 exchanges while the remainder was used for general working capital purposes.

Impairment. We evaluate properties for impairment using a combination of estimations of the fair value based upon a multiple of the net cash flow of the properties and discounted cash flows from the individual properties' operations as well as contract prices, if applicable and available. As discussed in Note 7, we recorded an impairment charge of $55.1 million in 2007 related to our investment in a joint venture that holds an interest in land in Arizona.

5. Per Share Data

We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share. The amounts presented in the

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

5. Per Share Data (Continued)

reconciliation below represent the common stockholders' pro rata share of the respective line items in the statements of operations and is after considering the effect of preferred dividends.

	For the Year ended December 31,		
	2007	**2006**	**2005**
Common Stockholders' share of:			
Net Income available to Common Stockholders — Basic	**$ 436,164**	$ 486,145	$ 401,895
Effect of dilutive securities:			
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	**313**	415	337
Net Income available to Common Stockholders — Diluted	**$ 436,477**	$ 486,560	$ 402,232
Weighted Average Shares Outstanding — Basic	**222,998,313**	221,024,096	220,259,480
Effect of stock options	**778,471**	903,255	871,010
Weighted Average Shares Outstanding — Diluted	**223,776,784**	221,927,351	221,130,490

For the year ending December 31, 2007, potentially dilutive securities include stock options, convertible preferred stock and common units of limited partnership interest ("Units") in the Operating Partnership which are exchangeable for common stock and certain preferred units of limited partnership interest of the Operating Partnership. The only security that had a dilutive effect for the years ended December 31, 2007, 2006 and 2005 were stock options.

We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,		
	2007	**2006**	**2005**
Total dividends paid per common share	**$3.36**	$3.04	$2.80
Percent taxable as ordinary income	**92.9%**	81.4%	85.8%
Percent taxable as long-term capital gains	**7.1%**	18.6%	14.2%
	100.0%	100.0%	100.0%

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

6. Investment Properties

Investment properties consist of the following as of December 31:

	2007	2006
Land	**$ 2,798,452**	$ 2,651,205
Buildings and improvements	**21,364,915**	19,993,094
Total land, buildings and improvements	**24,163,367**	22,644,299
Furniture, fixtures and equipment	**251,658**	219,664
Investment properties at cost	**24,415,025**	22,863,963
Less — accumulated depreciation	**5,312,095**	4,606,130
Investment properties at cost, net	**$19,102,930**	$18,257,833
Construction in progress included above	**$ 647,303**	$ 530,298

7. Investments in Unconsolidated Entities

Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 103 properties as of December 31, 2007 and 68 as of December 31, 2006. We also held interests in two joint ventures which owned 51 European shopping centers as of December 31, 2007 and 53 as of December 31, 2006. We also held an interest in six joint venture properties under operation in Japan, one joint venture property in Mexico, and one joint venture property in South Korea. We account for these joint venture properties using the equity method of accounting.

Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which will result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds owned by Farallon, entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 37 properties that remain at December 31, 2007 was completed through a cash tender offer and a subsequent merger transaction which concluded on April 3, 2007. As of December 31, 2007, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills that bear interest primarily at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during the year. As of December 31, 2007, the outstanding balance of our loan to SPG-FCM was $548.0 million, and the average outstanding balance during the twelve month period ended December 31, 2007 of all loans made to SPG-FCM and Mills was approximately $993.3 million. During 2007, we recorded approximately $39.1 million in interest income (net of inter-entity eliminations) related to these loans. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2007 of approximately $17.4 million (net of inter-entity eliminations), for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2009, with three available one-year extensions, subject to certain terms and conditions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. Investments in Unconsolidated Entities (Continued)

As a result of the change in control of Mills, holders of Mills' Series F convertible cumulative redeemable preferred stock had the right to require the repurchase of their shares for cash equal to the liquidation preference per share plus accrued and unpaid dividends. During the second quarter of 2007, all of the holders of Mills' Series F preferred stock exercised this right, and Mills redeemed this series of preferred stock for approximately $333.2 million, including accrued dividends. Further, as of August 1, 2007, The Mills Corporation was liquidated and the holders of the remaining series' of Mills preferred stock were paid a liquidation preference of approximately $693.0 million, including accrued dividends.

During the third quarter of 2007, the holders of less than 5,000 common units in the Mills' operating partnership ("Mills Units") received $25.25 in cash, and those holding 5,000 or more Mills Units had the option to exchange for cash of $25.25, or Units of the Operating Partnership based on a fixed exchange ratio of 0.211 Operating Partnership Units for each Mills Unit. That option expired on August 1, 2007. Holders electing to exchange received 66,036 Units in the Operating Partnership for their Mills Units. The remaining Mills Units were exchanged for cash.

Effective July 1, 2007, we or an affiliate of ours began serving as the manager for substantially all of the properties in which SPG-FCM holds an interest. In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition. We have reclassified the results of these properties in the Joint Venture Statement of Operations into "Income from consolidated joint venture interests."

The acquisition of Mills involved the purchase of all of Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, SPG-FCM's share of which approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. SPG-FCM has completed its preliminary purchase price allocations for the acquisition of Mills. The valuations were developed with the assistance of a third-party professional appraisal firm. The preliminary allocations will be finalized within one year of the acquisition date in accordance with applicable accounting standards.

In addition we sold our interest in Broward and Westland Malls, which we acquired through the Mills acquisition, and recognized no gain or loss on these dispositions.

Joint Venture Property Refinancing Activity

The following joint venture property refinancing activity resulted in our receiving significant excess refinancing proceeds:

On November 15, 2007, we refinanced Aventura Mall, a joint venture property in which we own a 33.3% interest, with a $430.0 million, 5.905% fixed-rate mortgage that matures on December 11, 2017. The balances of the previous $200.0 million 6.61% fixed-rate mortgage was repaid, and we received our share of the excess refinancing proceeds of approximately $71.4 million.

On November 1, 2007, we refinanced West Town Mall, a joint venture property in which we own a 50% interest, with a $210.0 million, 6.3375% fixed-rate mortgage that matures on December 1, 2017. The balances of the previous $76.0 million 6.90% fixed-rate mortgage was repaid, and we received our share of the excess refinancing proceeds of approximately $66.4 million.

On May 10, 2006, we refinanced thirteen cross-collateralized mortgages with seven individual secured loans totaling $796.6 million with fixed rates ranging from 5.79% to 5.83%. The balance of the previous mortgages totaled $625.0 million, and bore interest at rates ranging from LIBOR plus 41 basis points to a fixed rate of 8.28%, and was scheduled to mature on May 15, 2006. We received our share of excess refinanced proceeds of approximately $86 million on the closing of the new mortgage loan.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. Investments in Unconsolidated Entities (Continued)

On November 29, 2005, we refinanced Houston Galleria, a joint venture property, with a $821.0 million, 5.436% fixed-rate mortgage that matures on December 1, 2015. The balances of the two previous mortgages, which were repaid, were $213.2 million and $84.7 million and bore interest at a fixed rate of 7.93% and at LIBOR plus 150 basis points, respectively. They were scheduled to mature on December 1, 2005 and December 31, 2006, respectively. We received our share of the excess refinancing proceeds of approximately $165.0 million on the closing of the new mortgage loan.

On June 1, 2005, we refinanced Westchester Mall, a joint venture property, with a $500.0 million, 4.86% fixed-rate mortgage that matures on June 1, 2010. The balances of the two previous mortgages, which were repaid, were $142.0 million and $50.1 million and bore interest at fixed rates of 8.74% and 7.20%, respectively. Both were scheduled to mature on September 1, 2005. We received our share of the excess refinancing proceeds of approximately $120.0 million on the closing of the new mortgage loan.

Summary Financial Information

A summary of our investments in joint ventures and share of income from such joint ventures follow. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture or became the primary beneficiary and as a result, gain unilateral control of the property. We reclassified these line items into "Income (loss) from discontinued joint venture interests" and "Income from consolidated joint venture interests" so that we may

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. Investments in Unconsolidated Entities (Continued)

present comparative results of operations for those joint venture interests held as of December 31, 2007. Balance sheet information for the joint ventures is as follows:

	December 31, 2007	December 31, 2006
BALANCE SHEET		
Assets:		
Investment properties, at cost	**$21,009,416**	$10,669,967
Less — accumulated depreciation	**3,217,446**	2,206,399
	17,791,970	8,463,568
Cash and cash equivalents	**747,575**	354,620
Tenant receivables	**435,093**	258,185
Investment in unconsolidated entities	**258,633**	176,400
Deferred costs and other assets	**713,180**	307,468
Total assets	**$19,946,451**	$ 9,560,241
Liabilities and Partners' Equity:		
Mortgages and other indebtedness	**$16,507,076**	$ 8,055,855
Accounts payable, accrued expenses, and deferred revenue	**972,699**	513,472
Other liabilities	**825,279**	255,633
Total liabilities	**18,305,054**	8,824,960
Preferred units	**67,450**	67,450
Partners' equity	**1,573,947**	667,831
Total liabilities and partners' equity	**$19,946,451**	$ 9,560,241
Our Share of:		
Total assets	**$ 8,040,987**	$ 4,113,051
Partners' equity	**$ 776,857**	$ 380,150
Add: Excess Investment	**757,236**	918,497
Our net Investment in Joint Ventures	**$ 1,534,093**	$ 1,298,647
Mortgages and other indebtedness	**$ 6,568,403**	$ 3,472,228

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. Investments in Unconsolidated Entities (Continued)

As of December 31, 2007, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2008	$ 1,559,991
2009	1,622,137
2010	1,985,312
2011	1,634,178
2012	2,290,767
Thereafter	7,389,042
Total principal maturities	16,481,427
Net unamortized debt premiums	26,350
Net unamortized debt discounts	(701)
Total mortgages and other indebtedness	$16,507,076

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. Investments in Unconsolidated Entities (Continued)

This debt becomes due in installments over various terms extending through 2023 with interest rates ranging from 1.35% to 10.61% and a weighted average rate of 5.84% at December 31, 2007.

	For the Year Ended December 31,		
	2007	**2006**	**2005**
STATEMENTS OF OPERATIONS			
Revenue:			
Minimum rent	**$1,682,671**	$1,060,896	$1,004,042
Overage rent	**119,134**	89,968	81,498
Tenant reimbursements	**852,312**	540,560	514,587
Other income	**201,075**	147,549	124,015
Total revenue	**2,855,192**	1,838,973	1,724,142
Operating Expenses:			
Property operating	**580,910**	366,122	339,552
Depreciation and amortization	**627,929**	318,589	311,870
Real estate taxes	**220,474**	131,359	129,374
Repairs and maintenance	**113,517**	83,331	80,995
Advertising and promotion	**62,182**	42,096	34,663
Provision for credit losses	**22,448**	4,620	8,723
Other	**162,570**	125,976	119,908
Total operating expenses	**1,790,030**	1,072,093	1,025,085
Operating Income	**1,065,162**	766,880	699,057
Interest expense	**(853,307)**	(415,425)	(370,001)
Income (loss) from unconsolidated entities	**665**	1,204	(1,892)
Minority interest	**—**	—	—
Gain (loss) on sale of asset	**(6,399)**	(6)	1,423
Income from Continuing Operations	**206,125**	352,653	328,587
Income from consolidated joint venture interests	**2,562**	14,070	13,626
Income (loss) from discontinued joint venture interests	**202**	736	(2,452)
Gain on disposal or sale of discontinued operations, net	**198,952**	20,375	65,599
Net Income	**$ 407,841**	$ 387,834	$ 405,360
Third-Party Investors' Share of Net Income	**$ 232,586**	$ 232,499	$ 238,265
Our Share of Net Income	**175,255**	155,335	167,095
Amortization of Excess Investment	**(46,503)**	(49,546)	(48,597)
Inncome from Beneficial Interests and Other, net	**—**	15,605	—
Write-off of Investment Related to Properties Sold	**—**	(2,846)	(38,666)
Our Share of Net (Gain)/Loss Related to Properties Sold	**(90,632)**	(7,729)	1,975
Income from Unconsolidated Entities	**$ 38,120**	$ 110,819	$ 81,807

Prior Year Acquisition and Disposition Activity

On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date. We have reclassified the results of this property in the Joint Venture Statement of Operations into "Income from consolidated joint venture interests."

On January 11, 2005, Metrocenter, a joint venture regional mall property was sold. We recognized our share of the gain of $11.8 million, net of the write-off of the related investment and received $62.6 million representing our

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7. Investments in Unconsolidated Entities (Continued)

share of the proceeds from this disposition. On December 22, 2005, The Forum Entertainment Centre, our Canadian property, was sold. We recognized our share of the loss of $13.7 million, net of the write-off of the related investment, from the disposition of this property. On April 25, 2006, Great Northeast Plaza, a joint venture community center was sold. We recognized our share of the gain of $7.7 million, net of the write-off of the related investment and received $8.8 million representing our share of the proceeds from this disposition. Our share of the net gain resulting from the sale of Metrocenter, The Forum Entertainment Centre, and Great Northeast Plaza are shown separately in "gain (loss) on sales of assets and interests in unconsolidated entities, net" in the consolidated statement of operations and comprehensive income.

Impairment Charge. On December 28, 2005, we invested $50.0 million of equity for a 40% interest in a joint venture with Toll Brothers, Inc. and Meritage Homes Corp. to purchase a 5,485-acre land parcel in northwest Phoenix from DaimlerChrysler Corporation for $312 million. The principal use of the land upon attaining entitled status is to develop single-family homesites by our partners. As a result of the recent downturn in the residential market, during the fourth quarter of 2007, we recorded an impairment charge of $55.1 million, $36.5 million net of tax benefit, representing our entire equity investment in this joint venture, including interest capitalized on our invested equity.

International Joint Venture Investments

European Joint Ventures. We conduct our international operations in Europe through our two European joint venture investment entities; Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") and Gallerie Commerciali Italia ("GCI"). The carrying amount of our total combined investment in these two joint venture investments is $289.5 million and $338.1 million as of December 31, 2007 and 2006, respectively, net of the related cumulative translation adjustments. The Operating Partnership has a 50% ownership in Simon Ivanhoe and a 49% ownership in GCI as of December 31, 2007.

On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, pursuant to the terms of our October 20, 2005 transaction with Ivanhoe, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million, and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain (loss) on sales of assets and interests in unconsolidated entities, net" in the 2006 consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest in Simon Ivanhoe for €55.1 million, or $65.5 million. As a result of these transactions, we and Ivanhoe each own a 50% interest in Simon Ivanhoe at December 31, 2006 and 2007.

On July 5, 2007, Simon Ivanhoe completed the sale of five non-core assets in Poland and we presented our share of the gain upon this disposition in "gain (loss) on sale of assets and interests in unconsolidated entities, net" in the consolidated statement of operations and comprehensive income.

Asian Joint Ventures. We conduct our international Premium Outlet operations in Japan through joint ventures with Mitsubishi Estate Co., Ltd. and Sojitz Corporation (formerly known as Nissho Iwai Corporation). The carrying amount of our investment in these Premium Outlet joint ventures in Japan is $273.0 million and $281.2 million as of December 31, 2007 and 2006, respectively, net of the related cumulative translation adjustments. We have a 40% ownership in these Japan Premium Outlet joint ventures. During 2007, we also completed construction and opened our first Premium Outlet in South Korea. As of December 31, 2007 and 2006 respectively, our investment in our Premium Outlet in South Korea, for which we hold a 50% ownership interest, approximated $23.1 million and $18.5 million net of the related cumulative translation adjustments.

During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and we own a 32.5% interest in the joint venture entities, and a 32.5% ownership in the management operation overseeing these projects, collectively referred to as Great Mall Investments, Ltd. ("GMI"). We have five centers currently under construction, with our share of the total equity commitment of approximately $60 million. We account for our investments in GMI under the equity method of accounting. As of December 31, 2007, our combined investment in these shopping centers in GMI is approximately $32.1 million.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments

Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2007	2006
Fixed-Rate Debt:		
Mortgages and other notes, including $24,845 and $41,579 net premiums, respectively. Weighted average interest and maturity of 6.06% and 4.5 years at December 31, 2007.	**$ 4,836,761**	$ 4,266,045
Unsecured notes, including $9,680 and $17,513 net premiums, respectively. Weighted average interest and maturity of 5.68% and 5.2 years at December 31, 2007.	**9,384,680**	10,447,513
7% Mandatory Par Put Remarketed Securities, including $4,568 and $4,669 premiums, respectively, due June 2028 and subject to redemption June 2008.	**204,568**	204,669
Total Fixed-Rate Debt	**14,426,009**	14,918,227
Variable-Rate Debt:		
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 5.38% and 2.2 years.	**441,143**	180,558
Credit Facility (see below)	**2,351,612**	305,132
Total Variable-Rate Debt	**2,792,755**	485,690
Fair value interest rate swaps	**(90)**	(9,428)
Total Mortgages and Other Indebtedness, Net	**$17,218,674**	$15,394,489

General. At December 31, 2007, we have pledged 80 properties as collateral to secure related mortgage notes including 7 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 39 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each property within the collateral package. Of our 80 encumbered properties, indebtedness on 19 of these encumbered properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to prepayment of a yield-maintenance premium or defeasance. As of December 31, 2007, we are in compliance with all our debt covenants.

Some of the limited partner Unitholders guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 53 limited partner Unitholders provide guarantees of foreclosure of $351.9 million of our consolidated debt at six consolidated properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the Unitholder is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

We have $875 million of unsecured notes issued by our subsidiaries that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain properties. These unsecured notes have a weighted average interest rate of 6.99% and weighted average maturities of 5.0 years.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments (Continued)

Credit Facility. Significant draws on our $3.5 billion credit facility during the twelve-month period ended December 31, 2007 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
02/16/07	$600,000	Borrowing to partially fund a $1.187 billion loan to Mills.
03/29/07	550,000	Borrowing to fund our equity commitment for the Mills acquisition and to fund a loan to SPG-FCM.
04/17/07	140,000	Borrowing to fund a loan to SPG-FCM.
06/28/07	181,000	Borrowing to fund a loan to SPG-FCM.
07/31/07	557,000	Borrowing to fund a loan to SPG-FCM.
08/23/07	105,000	Borrowing to fund a property acquisition
09/20/07	180,000	Borrowing to fund SPG Medium Term Note payoff.
10/22/07	125,000	Borrowing to fund repayment of Chelsea unsecured note, which had a fixed rate of 7.25%.
11/01/07	90,000	Borrowing to partially fund redemption of Series L preferred stock.
11/15/07	550,000	Borrowing to partially fund repayment of unsecured notes, which had a fixed rate of 6.38%.

Other amounts drawn on our credit facility were primarily for general working capital purposes. We repaid a total of $2.6 billion on our credit facility during the year ended December 31, 2007. The total outstanding balance of the credit facility as of December 31, 2007 was $2.4 billion, and the maximum amount outstanding during the year was approximately $2.6 billion. During the year ended December 31, 2007, the weighted average outstanding balance of the credit facility was approximately $1.4 billion. The amount outstanding as of December 31, 2007 includes $553.6 million in Euro and Yen-denominated borrowings.

On October 4, 2007, we exercised the $500 million accordion feature of our credit facility, increasing the revolving borrowing capacity from $3.0 billion to $3.5 billion. The expanded capacity includes an increase of $125.0 million to $875.0 million for the multi-currency tranche for Euro, Yen and Sterling borrowings. The credit facility is available through January 11, 2011, including a one-year extension at our option. The credit facility bears a rate of 37.5 basis points over the LIBOR rate applicable to our borrowings, which averaged 5.25% and 5.10% for the years ended December 31, 2007 and 2006, respectively, for U.S. dollar-denominated borrowings.

Secured Debt

Mortgages and Other Indebtedness. The balance of fixed and variable rate mortgage notes was $5.3 billion and $4.4 billion as of December 31, 2007 and 2006, respectively. Of the 2007 amount, $5.2 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR. During the twelve-month period ended December 31, 2007, we repaid $191.3 million in mortgage loans, unencumbering four properties.

As a result of the acquisition of Mills by SPG-FCM, we now hold a majority ownership interest in Gwinnett Place and Town Center at Cobb, and as a result they were consolidated as of the acquisition date. This included the consolidation of two mortgages secured by Gwinnett Place of $35.6 million and $79.2 million at fixed rates of 7.54% and 7.25%, respectively, and two mortgages secured by Town Center at Cobb of $45.4 million and $60.3 million at fixed rates of 7.54% and 7.25%, respectively. On May 23, 2007, we refinanced Gwinnett Place and Town Center at Cobb with $115.0 million and $280.0 mortgages at fixed rates of 5.68% and 5.74%, respectively.

We placed a $200.0 million fixed-rate mortgage on Independence Center, a regional mall property, on July 10, 2007, which matures on July 10, 2017, and bears a rate of 5.94%.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments (Continued)

As a result of the acquisition of Las Americas Premium Outlets on August 23, 2007, we recorded its $180.0 million fixed-rate mortgage that matures June 11, 2016 and bears a rate of 5.84%.

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2007 are as follows:

2008	$ 809,667
2009	1,654,043
2010	2,292,483
2011	4,355,900
2012	2,202,532
Thereafter	5,865,046
Total principal maturities	17,179,671
Net unamortized debt premium and other	39,003
Total mortgages and other indebtedness	$17,218,674

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the year ended December 31,		
	2007	**2006**	**2005**
Cash paid for interest	**$983,219**	$845,964	$822,906

Derivative Financial Instruments

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

As of December 31, 2007, we reflected the fair value of outstanding consolidated derivatives in other liabilities for $6.8 million. In addition, we recorded the benefits from our treasury lock and interest rate hedge agreements in accumulated other comprehensive income and the unamortized balance of these agreements is $4.4 million as of December 31, 2007. The net benefits from terminated swap agreements are also recorded in accumulated other comprehensive income and the unamortized balance is $10.7 million as of December 31, 2007. As of December 31, 2007, our outstanding LIBOR based derivative contracts consisted of:

- interest rate cap protection agreements with a notional amount of $93.8 million that mature in May 2008.
- variable rate swap agreements with a notional amount of $370.0 million have a weighted average pay rate of 4.97% and a weighted average receive rate of 3.72%. These were terminated in January 2008.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments (Continued)

Within the next twelve months, we expect to reclassify to earnings approximately $0.9 million of income of the current balance held in accumulated other comprehensive income. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

Fair Value of Financial Instruments

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2007	2006
Fair value of fixed-rate mortgages and other indebtedness	**$14,741,949**	$14,479,171
Average discount rates assumed in calculation of fair value	**5.16%**	6.53%

9. Rentals under Operating Leases

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2007 are as follows:

2008	$ 1,771,729
2009	1,666,698
2010	1,493,630
2011	1,312,011
2012	1,126,972
Thereafter	3,486,524
	$10,857,564

Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10. Capital Stock

Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. Capital Stock (Continued)

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of our predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates (the "Simons") the right to elect four of the thirteen members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc. ("MSA"), acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board of Directors. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The holders of the Class C common stock (the "DeBartolos") are entitled to elect two of the thirteen members of the Board of Directors. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

Common Stock Issuances and Repurchases

In 2007, we issued 1,692,474 shares of common stock to nine limited partners in exchange for an equal number of Units.

We issued 231,025 shares of common stock related to employee and director stock options exercised during 2007. We used the net proceeds from the option exercises of approximately $7.6 million to acquire additional units of the Operating Partnership. The Operating Partnership used the net proceeds for general working capital purposes.

On July 26, 2007, our Board of Directors authorized us to repurchase up to $1.0 billion of common stock over the next twenty-four months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. During 2007, we repurchased 572,000 shares at an average price of $86.11 per share as part of this program. The program had remaining availability of approximately $950.7 million at December 31, 2007.

Holders of Series I 6% Convertible Perpetual Preferred Stock can currently convert their shares into shares of common stock. During the twelve months ended December 31, 2007, 65,907 shares of Series I preferred stock were converted into 51,987 shares of common stock.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. Capital Stock (Continued)

Preferred Stock

The following table summarizes the carrying values of each series of preferred stock of Simon Property that had shares issued and outstanding as of December 31:

	2007	2006
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding at 2006, none at 2007.	$ —	$148,843
Series I 6% Convertible Perpetual Preferred Stock, 19,000,000 shares authorized, 14,004,936 and 13,781,753 issued and outstanding, respectively.	**700,247**	689,088
Series J 8³⁄₈% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 796,948 issued and outstanding, including unamortized premium of $6,514 and 6,842 in 2007 and 2006, respectively.	**46,361**	46,689
	$746,608	$884,620

The following series of preferred stock were previously issued, but had no shares of such series issued and outstanding at the end of 2007 and 2006: Series B 6.5% Convertible Preferred Stock (5,000,000 shares); Series C 7.00% Cumulative Convertible Preferred Stock (2,700,000 shares); Series D 8.00% Cumulative Redeemable Preferred Stock (2,700,000 shares); Series E 8.00% Cumulative Redeemable Preferred Stock (1,000,000 shares); Series F 8.75% Cumulative Redeemable Preferred Stock (8,000,000 shares); and Series H Variable Rate Preferred Stock (4,530,000 shares), Series K Variable Rate Redeemable Preferred Stock (8,000,000 shares); Series L Variable Rate Redeemable Preferred Stock (6,000,000 shares).

Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays us preferred distributions to Simon Property equal to the dividends we pay on the preferred stock issued.

Series C 7.00% Cumulative Convertible Preferred Stock and Series D 8.00% Cumulative Redeemable Preferred Stock. We issued these two series of preferred stock in 1999 to facilitate the possible conversion of two related series of preferred units described below, 7.00% Cumulative Convertible Preferred Units and the 8.00% Cumulative Redeemable Preferred Units. Each of these series of preferred stock has terms that are substantially identical to the related series of preferred units. There are no shares of either series currently outstanding.

Series F Cumulative Redeemable Preferred Stock. This series of preferred stock was redeemable on or after September 29, 2006, at a redemption equal to the liquidation value ($25.00 per share), plus accrued and unpaid dividends. We redeemed all outstanding shares of this series in October 2006 and recorded a $7.0 million charge to net income during the fourth quarter of 2006 related to the redemption.

Series G Cumulative Step-Up Premium Rate Preferred Stock. This series of preferred stock was redeemable after September 30, 2007 at a redemption price equal to the liquidation value ($50.00 per share) plus accrued and unpaid dividends. We redeemed all outstanding shares of this series in October 2007.

Series I 6% Convertible Perpetual Preferred Stock. This series of preferred stock was issued in connection with our acquisition of Chelsea Property Group in 2004. The terms of this series of preferred stock are substantially identical to those of the related series of 6% Series I Convertible Perpetual Preferred Units described below. During 2007, holders exchanged 289,090 preferred units for an equal number of shares of preferred stock. In prior years, 803,952 preferred units had been exchanged for an equal number of shares of preferred stock. Dividends accrue quarterly at an annual rate of 6% per share. On or after October 14, 2009, we can convert the preferred stock, in whole or in part, into shares

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. Capital Stock (Continued)

of common stock having a value equal to the liquidation preference ($50.00 per share) plus accumulated and unpaid dividends. However, if the conversion date falls between the record date and the preferred stock dividend payment date, the conversion price will be the liquidation preference only. The conversion may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of conversion is issued, the closing price per share of the common stock exceeds 130% of the applicable conversion price. This series of preferred stock is also convertible into common stock upon the occurrence of a conversion triggering event. A conversion triggering event includes the following: (a) if we call the preferred stock for conversion; or, (b) if we are a party to a consolidation, merger, binding share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing trigger price condition is not met at the end of any quarter, then conversions are not permitted in the following quarter.

As of December 31, 2007, the conversion trigger price of $78.71 had been met and each share of this series of preferred stock is convertible into 0.794079 of a share of common stock through March 31, 2008. During the twelve months ended December 31, 2007, 65,907 shares of preferred stock were converted into 51,987 shares of common stock.

Series J 8³⁄₈% Cumulative Redeemable Preferred Stock. We issued this series of preferred stock in 2004 to replace a series of Chelsea preferred stock. Dividends accrue quarterly at an annual rate of 8³⁄₈% per share. We can redeem this series, in whole or in part, on and after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7,553 as of the date of our acquisition of Chelsea.

Series K Variable Rate Redeemable Preferred Stock. We issued this series of preferred stock to fund the redemption of the Series F preferred stock in the fourth quarter of 2006. We later repurchased all outstanding shares of this series in the same quarter at the original issue price.

Series L Variable Rate Redeemable Preferred Stock. We issued this series of preferred stock to fund the redemption of the Series G preferred stock in the fourth quarter of 2007. We later repurchased all outstanding shares of this series at the original issue price.

Limited Partners' Preferred Interests in the Operating Partnership

The following table summarizes each of the authorized preferred units of the Operating Partnership as of December 31:

	2007	2006
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 3,034,675 and 3,935,165 issued and outstanding.	**$151,734**	$196,759
7.75% / 8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 850,698 issued and outstanding.	**85,070**	85,070
7.5% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding.	**25,537**	25,537
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 100,818 and 261,683 issued and outstanding as of December 31, 2007 and 2006, respectively.	**2,823**	7,327
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 1,418,307 and 1,425,573 issued and outstanding.	**42,549**	42,767
	$307,713	$357,460

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. Capital Stock (Continued)

6% Series I Convertible Perpetual Preferred Units. The Operating Partnership issued 4,753,794 preferred units of this series in the Chelsea acquisition in 2004. In 2007, holders exchanged 289,090 preferred units of this series for an equal number of shares of Series I preferred stock. In prior years, 803,952 units had been exchanged for an equal number of shares of Series I preferred stock. The preferred units have terms that are substantially identical to the Series I preferred stock, except that as it relates to the preferred units, we have the option to pay cash or issue shares of Series I preferred stock.

7.75%/8.00% Cumulative Redeemable Preferred Units. The Operating Partnership issued this series of preferred units in connection with a 1999 acquisition. The preferred units accrue cumulative quarterly distributions at a rate of 8.00% of the liquidation value through December 31, 2009, 10.00% of the liquidation value for the period beginning January 1, 2010 and ending December 31, 2010, and 12% of the liquidation value thereafter. A holder may require the Operating Partnership to repurchase the preferred units on or after January 1, 2009, or any time that the aggregate liquidation value of the outstanding preferred units exceeds 10% of the book value of partners' equity of the Operating Partnership. The Operating Partnership may redeem the preferred units on or after January 1, 2011, or earlier upon the occurrence of certain tax triggering events. The Operating Partnership intends to redeem these units after January 1, 2009, upon the occurrence of a tax triggering event. The redemption price is the liquidation value ($100.00 per 7.75% preferred unit and 8.00% preferred unit) plus accrued and unpaid distributions, payable in cash or in interest to one or more properties mutually agreed upon.

7.5% Cumulative Redeemable Preferred Units. The Operating Partnership issued this series of preferred units in connection with the purchase of an additional interest in a joint venture. The preferred units accrue cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or shares of our common stock. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

7.00% Cumulative Convertible Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $1.96 annually. The preferred units are convertible at the holders' option on or after August 27, 2004, into either an equal number of shares of Series C preferred stock or Units of the Operating Partnership at a ratio of 0.75676 Units to each preferred unit provided that the closing stock price of the common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the preferred Units at their liquidation value ($28.00 per unit) plus accrued and unpaid distributions on or after August 27, 2009, by issuing units. In the event of the death of a holder of the preferred units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the preferred units at the liquidation value payable at the option of the Operating Partnership in either cash or shares of common stock. During 2007, holders converted 160,865 preferred units into 121,727 Units.

8.00% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $2.40 annually. The preferred units are paired with one 7.00% preferred unit or with the number of Units into which the 7.00% preferred units may be converted. The Operating Partnership may redeem the preferred units at their liquidation value ($30.00 per preferred unit) plus accrued and unpaid distributions on or after August 27, 2009, payable in either a new series of preferred units having the same terms as the preferred units, except that the distribution rate would be reset to a then determined market rate, or in Units. The preferred units are convertible at the holders' option on or after August 27, 2004, into shares of Series D preferred stock or Units. In the event of the death of a holder of the preferred units, or the occurrence of certain tax triggering events applicable to a

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. Capital Stock (Continued)

holder, the Operating Partnership may be required to redeem the preferred units owned by such holder at their liquidation value payable at the option of the Operating Partnership in either cash or shares of common stock. During 2007, one holder redeemed 7,266 of the preferred units for $218.

Notes Receivable from Former CPI Stockholders. Notes receivable of $17,199 from stockholders of an entity, are reflected as a deduction from capital in excess of par value in the consolidated statements of stockholders' equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

The Simon Property Group 1998 Stock Incentive Plan. This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase Units for cash in an amount equal to the fair market value of such shares.

Administration. The 1998 plan is administered by the Compensation Committee of the Board of Directors. The committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant. Since 2001, we have not granted any options to employees, except for a series of reload options we assumed as part of a prior business combination.

Automatic Awards For Eligible Directors. Until May 7, 2003, the 1998 plan provided for automatic grants of options to directors who are not also our employees or employees of our affiliates. Each eligible director was automatically granted options to purchase 5,000 shares upon the director's initial election to the Board of Directors, and upon each re-election, an additional 3,000 options multiplied by the number of calendar years that had elapsed since such person's last election to the Board of Directors. The exercise price of the options is equal to the fair market value of the shares on the date of grant. Director options vested and became exercisable on the first anniversary of the date of grant or in the event of a "Change in Control" as defined in the 1998 plan. The last year during which eligible directors received awards of options was 2002.

From May 7, 2003 to May 10, 2006, eligible directors received annual grants of restricted stock under the 1999 plan. Each eligible director received on the first day of the first calendar month following his or her initial election as a director, a grant of 1,000 shares of restricted stock annually. Thereafter, as of the date of each annual meeting of stockholders, eligible directors re-elected received a grant of 1,000 shares of restricted stock. In addition, eligible directors who served as chairpersons of standing committees received an additional annual grant in the amount of 500 shares of restricted stock (in the case of the Audit Committee) or 300 shares of restricted stock (in the case of all other standing committees).

Awards of restricted stock issued prior to May 11, 2006 vested in four equal annual installments on January 1 of each year, beginning in the year following the year in which the award occurred. If a director otherwise ceased to serve as a director before vesting, the unvested portion of the award terminated. Any unvested portion of a restricted stock award vested if the director died or became disabled while in office or has served a minimum of five annual terms as a director, but only if the committee or the full Board of Directors determines that such vesting is appropriate. The restricted stock also vested in the event of a "change in control."

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. Capital Stock (Continued)

Pursuant to an amendment to the 1998 plan approved by the stockholders effective May 11, 2006, each eligible director now receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees (excluding the Executive Committee) receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other standing committees). The Lead Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the deferred compensation plan until the shares of a restricted stock are delivered to the former director.

In addition to automatic awards, eligible directors may be granted discretionary awards under the 1998 plan.

Restricted Stock. The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of the following year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2007 a total of 4,461,537 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2007	**2006**	**2005**
Restricted stock shares awarded during the year, net of forfeitures	**222,725**	415,098	400,541
Weighted average fair value of shares granted during the year	**$ 120.55**	$ 84.33	$ 61.01
Amortization expense for all awards vesting during the year	**$ 26,779**	$ 23,369	$ 14,320

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10. Capital Stock (Continued)

The weighted average life of our outstanding options as of December 31, 2007 is 2.8 years. Information relating to Director Options and Employee Options from December 31, 2004 through December 31, 2007 is as follows:

	Director Options		Employee Options	
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2004	64,290	$26.75	1,696,026	$29.71
Granted	—	N/A	18,000	61.48
Exercised	(22,860)	25.25	(183,604)	27.20
Forfeited	(3,930)	25.51	(2,500)	25.54
Shares under option at December 31, 2005	37,500	$27.80	1,527,922	$30.39
Granted	—	N/A	70,000	90.87
Exercised	(18,000)	27.68	(396,659)	36.02
Forfeited	(3,000)	24.25	(3,000)	24.47
Shares under option at December 31, 2006	16,500	$28.57	1,198,263	$32.07
Granted	**—**	**N/A**	**23,000**	**99.03**
Exercised	**(16,500)**	**28.57**	**(214,525)**	**32.62**
Forfeited	**—**	**—**	**—**	**—**
Shares under option at December 31, 2007	**—**	**$ —**	**1,006,738**	**$33.48**

Employee Options:	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
$22.36 - $30.38	820,939	2.63	$25.10	820,939	$25.10
$30.39 - $46.97	59,749	6.10	46.97	59,749	46.97
$46.98 - $63.51	33,050	6.18	50.17	33,050	50.17
$63.52 - $99.03	93,000	0.85	92.89	70,000	90.87
Total	1,006,738		$33.48	983,738	$31.95

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2007, we had reserved 76,514,149 shares of common stock for possible issuance upon the exchange of Units, options, Class B and C common stock and certain convertible preferred stock.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

11. Commitments and Contingencies

Litigation

In November of 2004, the Attorneys General of Massachusetts, New Hampshire and Connecticut filed complaints in their respective state courts against us and our affiliate, SPGGC, Inc., alleging that the sale of co-branded, bank-issued gift cards sold in certain of our properties violated gift certificate statutes and consumer protection laws in those states. We filed our own actions for declaratory relief in Federal district courts in each of the three states. We have also been named as a defendant in two other state court proceedings in New York which have been brought by private parties as purported class actions. They allege violation of state consumer protection and contract laws and seek a variety of remedies, including unspecified damages and injunctive relief.

In 2006, we received a judgment in our favor in the Federal district court in New Hampshire. The First Circuit Court of Appeals affirmed that ruling on May 30, 2007, holding that the current gift card program is a banking product and state law regulation is preempted by federal banking laws. The First Circuit Court of Appeals did not, however, rule on the question of whether the gift card program as it existed prior to January 1, 2005, was similarly exempt from state regulation. In February 2007, we entered into a voluntary, no-fault settlement with the New Hampshire Attorney General relating to the gift card program in New Hampshire as it existed prior to January 1, 2005. The New Hampshire litigation was dismissed at that time.

In October 2007, the Second Circuit Court of Appeals issued a ruling in the case brought by the Connecticut Attorney General holding that the Connecticut gift card statute could be applied to the gift card program as it existed prior to January 1, 2005, and could prohibit the charging of administrative fees but could not prohibit the use of expiration dates on gift cards.

We believe we have viable defenses under both state and federal laws to the pending gift card actions in Massachusetts, Connecticut and New York. Although it is not possible to provide any assurance of the ultimate outcome of any of these pending actions, management does not believe they will have any material adverse affect on our financial position, results of operations or cash flow.

We are involved in various other legal proceedings that arise in the ordinary course of our business. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2007, a total of 30 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2009 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense and discontinued operations as follows:

	For the year ended December 31,		
	2007	**2006**	**2005**
Ground lease expense	**$30,499**	$29,301	$25,584

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

11. Commitments and Contingencies (Continued)

Future minimum lease payments due under such ground leases for years ending December 31, excluding applicable extension options, are as follows:

2008	$ 16,839
2009	16,689
2010	16,435
2011	16,471
2012	16,585
Thereafter	686,378
	$769,397

Insurance

We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States through wholly-owned captive insurance entities and other self-insurance mechanisms. Rosewood Indemnity, Ltd. and Bridgwood Insurance Company, Ltd. are our wholly-owned captive insurance subsidiaries, and have agreed to indemnify our general liability carrier for a specific layer of losses for the properties that are covered under these arrangements. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through these captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion per occurrence for certified foreign acts of terrorism and $500 million per occurrence for non-certified domestic acts of terrorism. The current federal laws which provide this coverage are expected to operate through 2014. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks in high profile markets could adversely affect our property values, revenues, consumer traffic and tenant sales.

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture, and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2007, the Operating Partnership has loan guarantees and other guarantee obligations of $132.5 million and $60.6 million, respectively, to support our total $6.6 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet centers, The Mills, and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 474 of the approximately 1,000 anchor stores in the properties as of December 31, 2007. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

11. Commitments and Contingencies (Continued)

Limited Life Partnerships

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. We have certain transactions, arrangements, or financial instruments that have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the finite life of certain joint venture arrangements. However, SFAS 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2007 and 2006, the estimated settlement value of these non-controlling interests was approximately $145 million and $175 million, respectively. The minority interest amount recognized as a liability on the consolidated balance sheets related to these non-controlling interests was approximately $14 million and $15 million as of December 31, 2007 and 2006, respectively.

12. Related Party Transactions

Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the year ended December 31,		
	2007	**2006**	**2005**
Amounts charged to unconsolidated joint ventures	**$95,564**	$62,879	$58,450
Amounts charged to properties owned by related parties	**5,049**	9,494	9,465

During 2007, we recorded interest income and financing fee income of $39.1 million and $17.4 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

13. Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007. The adoption of FIN 48 had no impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by GAAP; it does not create or modify any current GAAP requirements to apply fair value accounting. The Standard provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 prescribes various disclosures about financial statement categories and amounts which are measured at fair value, if such disclosures are not already specified elsewhere in GAAP. The new measurement and disclosure requirements of SFAS 157 are effective for us in the first quarter of 2008. The FASB deferred application of certain elements of SFAS No. 157 relating to non-financial assets and liabilities. We do not expect the provisions of SFAS 157 that we are required to adopt in 2008 will have a significant impact on our results of operations or financial position.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

13. Recently Issued Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of SFAS No. 141(R) or SFAS No. 160 will have a significant impact on our results of operations or financial position.

14. Quarterly Financial Data (Unaudited)

Quarterly 2007 and 2006 data is summarized in the table below and, as disclosed in Note 3, the amounts have been reclassified from previously disclosed amounts in accordance with the discontinued operations provisions of SFAS No. 144 and reflect dispositions through December 31, 2007. The amounts presented for income from continuing operations, income from continuing operations per share — Basic, and income from continuing operations per share — Diluted for the third quarter of 2007 are not equal to the same amounts previously reported in the September 30, 2007 Form 10-Q filed with the Securities and Exchange Commission as a result of the additional property sales which occurred in the fourth quarter of 2007 and resulted in losses on dispositions being reflected in discontinued operations. Income from continuing operations, income from continuing operations per share — Basic, and income from continuing operations per share — Diluted as previously reported in the September 30, 2007 Form 10-Q were $179,253, $0.74, and $0.74, respectively, and are presented below as $186,345, $0.77, and $0.77, respectively. All other amounts previously reported are equal to the amounts reported below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Total revenue	**$ 852,141**	**$ 855,932**	**$ 907,145**	**$ 1,035,581**
Operating income	**348,966**	**333,551**	**378,699**	**473,849**
Income from continuing operations	**112,949**	**74,203**	**186,345**	**145,807**
Net income available to common stockholders	**98,381**	**59,917**	**164,937**	**112,929**
Income from continuing operations per share — Basic	**$ 0.44**	**$ 0.27**	**$ 0.77**	**$ 0.60**
Net income per share — Basic	**$ 0.44**	**$ 0.27**	**$ 0.74**	**$ 0.51**
Income from continuing operations per share — Diluted	**$ 0.44**	**$ 0.27**	**$ 0.77**	**$ 0.60**
Net income per share — Diluted	**$ 0.44**	**$ 0.27**	**$ 0.74**	**$ 0.51**
Weighted average shares outstanding	**222,443,434**	**223,399,287**	**223,103,314**	**223,015,421**
Diluted weighted average shares outstanding	**223,300,903**	**224,236,142**	**223,848,882**	**223,688,665**
2006				
Total revenue	$ 787,649	$ 798,738	$ 818,736	$ 927,031
Operating income	299,204	310,049	321,324	389,652
Income from continuing operations	122,461	101,282	112,950	226,750
Net income available to common stockholders	104,017	82,868	94,592	204,668
Income from continuing operations per share — Basic	$ 0.47	$ 0.37	$ 0.43	$ 0.93
Net income per share — Basic	$ 0.47	$ 0.37	$ 0.43	$ 0.93
Income from continuing operations per share — Diluted	$ 0.47	$ 0.37	$ 0.43	$ 0.92
Net income per share — Diluted	$ 0.47	$ 0.37	$ 0.43	$ 0.92
Weighted average shares outstanding	220,580,464	220,990,425	221,198,011	221,317,474
Diluted weighted average shares outstanding	221,553,566	221,875,643	222,069,615	222,185,308